SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 27 2022
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

March 31, 2022 and 2021

KT Corporation and Subsidiaries

Index

March 31, 2022 and 2021

Page(s)

Report on Review of Interim Financial Statements	1 –2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 – 4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 – 8

Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Consolidated Interim Financial Statements	11 – 66

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2022, and the related consolidated interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2022 and 2021, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2021, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 10, 2022. The consolidated statement of financial position as at December 31, 2021, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2021.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

May 16, 2022

Seoul, Korea

This report is effective as of May 16, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2022 and December 31, 2021

(in millions of Korean won)	Notes	March 31, 2022 (Unaudited)		December 31, 2021

Assets

Current assets
Cash and cash equivalents	4	~~W~~	2,682,220	~~W~~	3,019,592
Trade and other receivables, net	4, 5		5,291,598		5,087,490
Other financial assets	4, 6		1,406,505		1,185,659
Current tax assets			628		5,954
Inventories, net	7		592,850		514,145
Current assets held for sale	9		1,187		1,187
Other current assets	8		2,214,864		2,044,323

Total current assets			12,189,852		11,858,350

Non-current assets
Trade and other receivables, net	4, 5		1,080,967		1,091,326
Other financial assets	4, 6		877,151		822,379
Property and equipment, net	10		14,272,639		14,464,886
Right-of-use assets	17		1,214,541		1,248,308
Investment properties, net	10		1,739,835		1,720,654
Intangible assets, net	10		3,356,738		3,447,333
Investments in associates and joint ventures	11		1,386,785		1,288,429
Deferred tax assets			420,999		423,728
Other non-current assets	8		761,597		793,948

Total non-current assets			25,111,252		25,300,991

Total assets		~~W~~	37,301,104	~~W~~	37,159,341

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

March 31, 2022 and December 31, 2021

(in millions of Korean won)	Notes	March 31, 2022 (Unaudited)		December 31, 2021

Liabilities

Current liabilities
Trade and other payables	4, 12	~~W~~	6,548,297	~~W~~	6,641,422
Borrowings	4, 13		1,583,654		1,731,422
Other financial liabilities	4, 6		28,573		72,807
Current tax liabilities			346,424		266,430
Provisions	14		163,804		171,316
Deferred income			55,732		64,742
Other current liabilities	8		1,157,048		1,124,293

Total current liabilities			9,883,532		10,072,432

Non-current liabilities
Trade and other payables	4, 12		1,061,795		1,338,781
Borrowings	4, 13		7,311,254		6,706,281
Other financial liabilities	4, 6		413,823		424,859
Net defined benefit liabilities	15		249,599		197,883
Provisions	14		86,717		86,081
Deferred income	20		175,147		194,309
Deferred tax liabilities			631,679		643,958
Other non-current liabilities	8		893,711		927,596

Total non-current liabilities			10,823,725		10,519,748

Total liabilities			20,707,257		20,592,180

Equity attribute to owners of the Controlling Company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	18		13,234,939		13,287,390
Accumulated other comprehensive income			110,010		117,469
Other components of equity	19		(1,425,380)		(1,433,080)

			14,924,326		14,976,536

Non-controlling interests			1,669,521		1,590,625

Total equity			16,593,847		16,567,161

Total liabilities and equity		~~W~~	37,301,104	~~W~~	37,159,341

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Profit or Loss

Three-Month Periods Ended March 31, 2022 and 2021

		Three-Month Period Ended March 31
(in millions of Korean won, except per share amounts)	Notes	2022 (Unaudited)		2021 (Unaudited)

Operating revenue	20	~~W~~	6,277,700	~~W~~	6,029,426
Operating expenses	21		5,651,081		5,585,271

Operating profit			626,619		444,155
Other income	22		62,697		58,620
Other expenses	22		51,156		54,035
Finance income	23		160,521		186,419
Finance costs	23		152,844		172,671
Share of net profits (losses) of associates and joint ventures	11		(3,645)		5,666

Profit before income tax expense			642,192		468,154
Income tax expense			186,797		141,679

Profit for the period		~~W~~	455,395	~~W~~	326,475

Profit is attributable to:
Owners of the Controlling Company:		~~W~~	409,825	~~W~~	302,624
Non-controlling interest:			45,570		23,851

Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	25
Basic earnings per share		~~W~~	1,738	~~W~~	1,274
Diluted earnings per share			1,736		1,274

The above consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2022 and 2021

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2022 (Unaudited)		2021 (Unaudited)

Profit for the period		~~W~~	455,395	~~W~~	326,475

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	15		(480)		3,741
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			(2)		(336)
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income	6		(986)		4,577
Items that may be subsequently reclassified to profit or loss:
Valuation gain on cash flow hedges	6		27,832		40,251
Other comprehensive income from cash flow hedges reclassified to profit or loss			(33,283)		(50,645)
Share of other comprehensive income from associates and joint ventures			(4,933)		(4,466)
Exchange differences on translation of foreign operations			4,837		7,939

Other comprehensive income for the period, net of tax			(7,015)		1,061

Total comprehensive income for the period		~~W~~	448,380	~~W~~	327,536

Total comprehensive income is attributable to:
Owners of the Controlling Company		~~W~~	402,060	~~W~~	300,091
Non-controlling interests			46,320		27,445

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Three-Month Periods Ended March 31, 2022 and 2021

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,155,420	~~W~~	86,051	~~W~~	(1,234,784)	~~W~~	14,011,444	~~W~~	1,539,989	~~W~~	15,551,433
Comprehensive income
Profit for the period			—		—		302,624		—		—		302,624		23,851		326,475
Remeasurements of net defined benefit liabilities	15		—		—		3,146		—		—		3,146		595		3,741
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(336)		—		—		(336)		—		(336)
Share of other comprehensive loss of associates and joint ventures			—		—		—		(3,810)		—		(3,810)		(656)		(4,466)
Valuation gain (loss) on cash flow hedge	6		—		—		—		(10,401)		—		(10,401)		7		(10,394)
Gain on valuation of financial assets at fair value through other comprehensive income			—		—		—		3,141		—		3,141		1,436		4,577
Exchange differences on translation of foreign operations			—		—		—		5,727		—		5,727		2,212		7,939

Total comprehensive income for the period			—		—		305,434		(5,343)		—		300,091		27,445		327,536

Transactions with owners
Dividends paid by the Controlling Company			—		—		(326,487)		—		—		(326,487)		—		(326,487)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(23,762)		(23,762)
Change in ownership interest in subsidiaries			—		—		—		—		1,388		1,388		(3,389)		(2,001)
Appropriations of loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—		—		—
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)		—		(190,105)
Others			—		—		—		—		1,297		1,297		—		1,297

Subtotal			—		—		(346,985)		—		(166,922)		(513,907)		(27,151)		(541,058)

Balance as at March 31, 2021 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,113,869	~~W~~	80,708	~~W~~	(1,401,706)	~~W~~	13,797,628	~~W~~	1,540,283	~~W~~	15,337,911

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Three-Month Periods Ended March 31, 2022 and 2021

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,287,390	~~W~~	117,469	~~W~~	(1,433,080)	~~W~~	14,976,536	~~W~~	1,590,625	~~W~~	16,567,161
Comprehensive income
Profit for the period			—		—		409,825		—		—		409,825		45,570		455,395
Remeasurements of net defined benefit liabilities	15		—		—		(304)		—		—		(304)		(176)		(480)
Share of other comprehensive loss of associates and joint ventures			—		—		(2)		—		—		(2)		—		(2)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		—		(3,180)		—		(3,180)		(1,753)		(4,933)
Valuation loss on cash flow hedge	6		—		—		—		(5,367)		—		(5,367)		(84)		(5,451)
Loss on valuation of financial assets at fair value through other comprehensive income			—		—		—		(596)		—		(596)		(390)		(986)
Exchange differences on translation of foreign operations			—		—		—		1,684		—		1,684		3,153		4,837

Total comprehensive income for the period			—		—		409,519		(7,459)		—		402,060		46,320		448,380

Transactions with owners
Dividends paid by the Controlling Company			—		—		(450,393)		—		—		(450,393)		—		(450,393)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(26,407)		(26,407)
Effect of change in connection range			—		—		—		—		—		—		1,000		1,000
Change in ownership interest in subsidiaries			—		—		—		—		207		207		(1,360)		(1,153)
Appropriations of loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—		—		—
Conversion ovf redeemable convertible preferred stock into common stock of subsidiaries			—		—		—		—		—		—		58,234		58,234
Others			—		—		—		—		(4,084)		(4,084)		1,109		(2,975)

Subtotal			—		—		(461,970)		—		7,700		(454,270)		32,576		(421,694)

Balance as at March 31, 2022 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,234,939	~~W~~	110,010	~~W~~	(1,425,380)	~~W~~	14,924,326	~~W~~	1,669,521	~~W~~	16,593,847

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2022 and 2021

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2022 (Unaudited)		2021 (Unaudited)

Cash flows from operating activities
Cash generated from operations	26	~~W~~	891,421	~~W~~	1,198,670
Interest paid			(64,688)		(62,590)
Interest received			69,082		66,984
Dividends received			47,018		29,315
Income tax paid			(106,750)		(69,065)

Net cash inflow from operating activities			836,083		1,163,314

Cash flows from investing activities
Collection of loans			12,539		15,126
Disposal of financial assets at fair value through profit or loss			80,601		114,206
Disposal of financial assets at amortized cost			176,623		296,416
Disposal of financial assets at fair value through other comprehensive income			89,064		—
Disposal of investments in associates and joint ventures			888		5,100
Disposal of property, equipment and investment properties			94,480		38,244
Disposal of intangible assets			51		2,301
Disposal of right-of-use assets			276		331
Loans granted			(12,523)		(10,055)
Acquisition of financial assets at fair value through profit or loss			(130,074)		(141,323)
Acquisition of financial assets at amortized cost			(295,877)		(101,918)
Acquisition of financial assets at fair value through other comprehensive income			(584)		(26,030)
Acquisition of investments in associates and joint ventures			(156,780)		(5,600)
Acquisition of property and equipment and investment properties			(995,194)		(928,607)
Acquisition of intangible assets			(351,364)		(341,514)
Acquisition of right-of-use assets			(1,047)		(1,152)
Acquisition of derivatives			(43)		—
Decrease in cash due to business combination			(335)		(445)

Net cash outflow from investing activities			(1,489,299)		(1,084,920)

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2022 and 2021

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2022 (Unaudited)		2021 (Unaudited)

Cash flows from financing activities
Proceeds from borrowings			977,787		729,838
Cash inflow from consolidated capital transactions			1,040		—
Cash inflow from other financing activities			75		365
Repayments of borrowings			(568,652)		(399,192)
Dividends paid			—		(68)
Decrease in finance lease liabilities			(95,066)		(99,820)
Acquisition of treasury stock			—		(192,608)

Net cash inflow from financing activities			315,184		38,515

Effect of exchange rate change on cash and cash equivalents			660		1,544

Net increase (decrease) in cash and cash equivalents			(337,372)		118,453
Cash and cash equivalents
Beginning of the period			3,019,592		2,634,624

End of the period		~~W~~	2,682,220	~~W~~	2,753,077

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the Controlling Company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 81 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the headquarter’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at March 31, 2022, the Korean government does not own any shares in the Controlling Company.

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at March 31, 2022 and December 31, 2021, are as follows:

			Controlling percentage ownership [1] (%)
Subsidiary	Type of business	Location	March 31, 2022	December 31, 2021	Closing month

KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

			Controlling percentage ownership [1] (%)
Subsidiary	Type of business	Location	March 31, 2022	December 31, 2021	Closing month

KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	58.9%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation [2,4]	Online music production and distribution	Korea	36.2%	36.2%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife [4]	Satellite TV	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Co., Ltd. [3,4]	Solution provider and IPTV advertisement sales business	Korea	44.0%	44.0%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	32.2%	32.2%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	31.4%	31.4%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd.	Advertising agency	Korea	70.4%	70.4%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

			Controlling percentage ownership [1] (%)
Subsidiary	Type of business	Location	March 31, 2022	December 31, 2021	Closing month

East Telecom LLC	Fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Co., Ltd.	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	100.0%	100.0%	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
Lolab Co., Ltd.	Truck transportation and trucking arrangement business	Korea	80.0%	80.0%	December
HCN Co., Ltd.	Cable television service	Korea	100.0%	100.0%	December
MEDIA GENIE Co., Ltd.	TV contents provider	Korea	100.0%	100.0%	December
KT Seezn Co., Ltd.	Movies, videos and TV contents production and distribution	Korea	100.0%	100.0%	December
MILLIE Co., Ltd. [3]	Book contents service	Korea	38.6%	38.6%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	57.6%	57.6%	December
Epsilon Global Communications Pte. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) Pte. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) Pte. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
7D Digital Limited	Software development	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December
Epsilon M E A General Trading LLC [3]	Local counter work	Dubai	49.0%	49.0%	December
Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
Altimedia Corporation	Software development and delivery	Korea	100.0%	100.0%	December
Alticast B.V.	Software development and delivery	Netherlands	100.0%	100.0%	December
Alticast Company Limited	Software development and delivery	Vietnam	100.0%	100.0%	December
Wirecard (Vietnam) Company Limited	Software sales business	Vietnam	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

			Controlling percentage ownership [1] (%)
Subsidiary	Type of business	Location	March 31, 2022	December 31, 2021	Closing month

KT Philippines	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	100.0%	—	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

1.3	Changes in Scope of Consolidation

Subsidiaries newly included/merged in the consolidation during the three-month period ended March 31, 2022:

Changes	Location	Name of subsidiary	Reason
Included	Russia	KT RUS LLC	Newly established
Included	Korea	Hangang Real Estate Investment Trust No. 24	Newly established

Summarized information for consolidated subsidiaries as at March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021, is as follows:

(in millions of Korean won)	March 31, 2022
	Total assets		Total liabilities		Operating revenues [3]		Profit (loss) for the period [3]

KT Linkus Co., Ltd.	~~W~~	48,816	~~W~~	48,758	~~W~~	18,492	~~W~~	(736)
KT Submarine Co., Ltd.		113,826		14,247		11,105		552
KT Telecop Co., Ltd.		370,002		239,886		127,010		518
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		378,107		154,065		131,965		6,874
KT Service Bukbu Co., Ltd.		52,958		46,848		59,581		773
KT Service Nambu Co., Ltd.		63,485		51,621		69,148		2,046
BC Card Co., Ltd. [1]		4,160,924		2,697,878		902,223		43,692
H&C Network [1]		87,652		5,644		6,964		284
Nasmedia Co., Ltd. [1]		466,227		246,418		32,558		5,502
KTDS Co., Ltd. [1]		313,705		168,901		160,227		10,150
KT M&S Co., Ltd.		257,482		213,958		167,160		5,198
KT MOS Bukbu Co., Ltd.		30,664		23,127		17,390		428
KT MOS Nambu Co., Ltd.		31,283		20,385		16,774		210

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	March 31, 2022
	Total assets	Total liabilities	Operating revenues [3]	Profit (loss) for the period [3]

KT Skylife Co., Ltd. [1]	1,284,397	473,078	240,809	18,818
KT Estate Inc. [1]	2,287,402	661,868	150,522	45,480
KT GDH Co., Ltd.	11,517	1,465	1,094	149
KT Sat Co., Ltd.	585,492	19,715	42,993	6,285
KT Sports Co., Ltd.	30,123	26,401	10,834	(6,056)
KT Music Contents Fund No.2	15,368	74	679	588
KT-Michigan Global Content Fund	3,459	9	20	11
KT M Mobile Co., Ltd.	147,943	45,357	61,152	(832)
KT Investment Co., Ltd. [1]	96,820	74,216	1,952	1,345
KTCS Corporation [1]	388,284	207,385	223,628	4,676
KTIS Corporation	366,351	171,698	126,061	6,874
Next Connect PFV	521,381	170,948	—	(45)
KT Japan Co., Ltd.[1]	1,243	2,733	458	43
KT America, Inc.	4,997	116	1,730	41
KT Rwanda Networks Ltd. [2]	125,616	243,917	6,642	(6,377)
AOS Ltd. [2]	10,339	1,179	1,914	304
KT Hong Kong Telecommunications Co., Ltd.	9,404	3,861	4,902	131
KT Huimangjieum	6,857	3,137	4,260	389
KT Engineering Co., Ltd.	90,951	50,906	31,177	(966)
KT Studio Genie Co., Ltd.	635,042	200,632	105,891	2,807
Lolab Co., Ltd.	28,965	4,025	7,219	(889)
East Telecom LLC	38,600	23,042	6,725	1,796
KT ES Pte. Ltd.	241,914	83,194	16,849	(4,267)
KT Philippines	3,366	1,135	468	147
Altimedia Corporation	30,311	6,978	8,619	736
KT RUS LLC	1,514	9	—	35

(in millions of Korean won)	December 31, 2021				March 31, 2021
	Total assets		Total liabilities		Operating revenues [3]		Profit (loss) for the period [3]
KT Linkus Co., Ltd.	~~W~~	54,219	~~W~~	53,316	~~W~~	18,319	~~W~~	2,017
KT Submarine Co., Ltd.		110,390		10,736		7,309		(288)
KT Telecop Co., Ltd.		363,224		233,797		121,309		239
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		390,671		172,767		93,763		136
KT Service Bukbu Co., Ltd.		59,341		54,070		53,401		(2,443)
KT Service Nambu Co., Ltd.		62,513		52,695		64,023		(2,608)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021		March 31, 2021
	Total assets	Total liabilities	Operating revenues [3]	Profit (loss) for the period [3]
BC Card Co., Ltd. [1]	3,933,427	2,481,004	839,512	9,721
H&C Network [1]	88,616	4,993	76,242	(631)
Nasmedia Co., Ltd. [1]	490,394	268,618	27,447	5,303
KTDS Co., Ltd. [1]	341,358	199,831	111,968	3,258
KT M&S Co., Ltd.	241,377	203,051	158,385	430
KT MOS Bukbu Co., Ltd.	32,511	25,402	16,523	773
KT MOS Nambu Co., Ltd.	36,741	26,053	15,878	(78)
KT Skylife Co., Ltd. [1]	1,275,645	469,694	166,946	17,209
KT Estate Inc. [1]	2,370,940	791,884	62,634	2,104
KT GDH Co., Ltd.	11,464	1,560	1,106	181
KT Sat Co., Ltd.	593,616	34,169	41,584	5,424
KT Sports Co., Ltd.	29,524	19,740	7,633	(4,284)
KT Music Contents Fund No.2	14,985	278	137	66
KT-Michigan Global Content Fund	3,552	112	17	(21)
KT M Mobile Co., Ltd.	144,175	40,749	43,481	(3,649)
KT Investment Co., Ltd. [1]	87,366	66,108	20,642	(1,763)
KTCS Corporation [1]	416,750	234,172	203,330	6,815
KTIS Corporation	369,361	177,619	112,250	4,972
Next Connect PFV	518,441	167,963	—	(1,171)
KT Japan Co., Ltd. [1]	1,474	2,633	292	(124)
KT America, Inc.	4,884	101	1,539	61
KT Rwanda Networks Ltd. [2]	125,860	236,389	6,047	(6,946)
AOS Ltd. [2]	11,539	2,812	1,627	257
KT Hong Kong Telecommunications Co., Ltd.	6,613	1,346	3,774	141
KT Huimangjieum [1]	6,311	2,978	1,038	(73)
KT Engineering Co., Ltd.	185,850	144,832	37,727	(1,436)
KT Studio Genie Co., Ltd. [1]	648,534	276,933	—	(151)
Lolab Co., Ltd.	26,726	897	—	—
East Telecom LLC [1]	35,904	22,088	6,692	3,209
KT ES Pte. Ltd. [1]	240,331	80,597	—	—
KT Philippines	3,641	1,243	—	—
Altimedia Corporation [1]	32,338	9,742	—	—

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.
[3]	Profit or loss is included from the date of acquisition of control to the end of the reporting period.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group as at and for the three-month period ended March 31, 2022, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at March 31, 2022.

2.2	Changes in Accounting Policies and Disclosures

(1) New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2022.

•	Amendments to Korean IFRS 1116 Lease – Concession on COVID-19 – Related Rent Concessions Beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The Group does not expect that these amendments have a significant impact on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1101 First Time Adoption of Korean International Financial Reporting Standards – Subsidiaries That Are First-Time Adopters

•	Korean IFRS 1109 Financial Instruments – Fees Related to the 10% Test for Derecognition of Financial Liabilities

•	Korean IFRS 1041 Agriculture – Measuring Fair Value

(2) New standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations that have been published are not mandatory for March 31, 2022 reporting periods and have not been early adopted by the Group.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

•	Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Accounting Policies

The amendments to Korean IFRS 1001 define and require entities to disclose their material accounting policies. The IASB amended IFRS Practice Statement 2 Disclosure of Accounting Policies to provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is in review for the impact of these amendments on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

•	Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction

The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

2.3	Accounting Policies

Significant accounting policies and method of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2021, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) and the one described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The spread of COVID-19 has been a material impact on domestic and foreign economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Group, and the impact is expected to be continued to the consolidated annual financial statements in 2022.

Significant accounting estimates and assumptions applied in the preparation of the consolidated annual financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Group’s business, financial position and financial performance cannot presently determined.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.	Financial Instruments by Category

Financial instruments by category as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,682,220	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,682,220
Trade and other receivables		5,933,662		—		438,903		—		6,372,565
Other financial assets		724,079		1,144,501		265,801		149,275		2,283,656

(in millions of Korean won)	March 31, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	7,610,092	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	7,610,092
Borrowings		8,894,908		—		—		—		8,894,908
Other financial liabilities		265,400		147,651		29,345		—		442,396
Lease liabilities		—		—		—		1,119,142		1,119,142

(in millions of Korean won)	December 31, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	3,019,592	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,019,592
Trade and other receivables		5,687,103		—		491,713		—		6,178,816
Other financial assets		608,389		952,319		347,877		99,453		2,008,038

(in millions of Korean won)	December 31, 2021
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	7,980,203	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	7,980,203
Borrowings		8,437,703		—		—		—		8,437,703
Other financial liabilities		263,500		216,040		18,126		—		497,666
Lease liabilities		—		—		—		1,159,369		1,159,369

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

5.	Trade and Other Receivables

Trade and other receivables as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,581,074	~~W~~	(352,814)	~~W~~	(7,036)	~~W~~	3,221,224
Other receivables		2,169,697		(95,179)		(4,144)		2,070,374

Total	~~W~~	5,750,771	~~W~~	(447,993)	~~W~~	(11,180)	~~W~~	5,291,598

Non-current assets
Trade receivables	~~W~~	456,157	~~W~~	(2,184)	~~W~~	(13,144)	~~W~~	440,829
Other receivables		765,371		(110,745)		(14,488)		640,138

Total	~~W~~	1,221,528	~~W~~	(112,929)	~~W~~	(27,632)	~~W~~	1,080,967

(in millions of Korean won)	December 31, 2021
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,337,398	~~W~~	(346,869)	~~W~~	(7,662)	~~W~~	2,982,867
Other receivables		2,201,781		(93,256)		(3,902)		2,104,623

Total	~~W~~	5,539,179	~~W~~	(440,125)	~~W~~	(11,564)	~~W~~	5,087,490

Non-current assets
Trade receivables	~~W~~	612,654	~~W~~	(2,856)	~~W~~	(17,351)	~~W~~	592,447
Other receivables		621,195		(108,131)		(14,185)		498,879

Total	~~W~~	1,233,849	~~W~~	(110,987)	~~W~~	(31,536)	~~W~~	1,091,326

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Details of other receivables as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Loans	~~W~~	102,859	~~W~~	101,718
Receivables [1]		1,789,148		1,872,467
Accrued income		34,641		5,933
Refundable deposits		360,499		349,360
Loans receivable		482,143		328,753
Finance lease receivables		81,830		85,370
Others		65,316		61,288
Less: Provision for impairment		(205,924)		(201,387)

	~~W~~	2,710,512	~~W~~	2,603,502

[1]	As of March 31, 2022, the settlement receivables of BC Card Co., Ltd. of ~~W~~ 1,087,521 million (December 31, 2021: ~~W~~1,108,936 million) are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at March 31, 2022.

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Other financial assets
Financial assets at amortized cost [1]	~~W~~	724,079	~~W~~	608,389
Financial assets at fair value through profit or loss [1,2,3]		1,144,501		952,319
Financial assets at fair value through other comprehensive income [1]		265,801		347,877
Derivatives used for hedging		149,275		99,453
Less: Non-current		(877,151)		(822,379)

Current	~~W~~	1,406,505	~~W~~	1,185,659

Other financial liabilities
Financial liabilities at amortized cost [4]	~~W~~	265,400	~~W~~	263,500
Financial liabilities at fair value through profit or loss		147,651		216,040
Derivatives used for hedging		29,345		18,126
Less: Non-current		(413,823)		(424,859)

Current	~~W~~	28,573	~~W~~	72,807

[1]

As at March 31, 2022, the Group’s other financial assets amounting to ~~W~~ 115,832 million (December 31, 2021: ~~W~~ 115,033 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As at March 31, 2022, MMW (Money Market Wrap) and MMT (Money Market Trust) to ~~W~~ 641,504 million (December 31, 2021: ~~W~~ 460,180 million) are included in other financial assets.
[3]	An investment of ~~W~~ 5,820 million is provided as collateral in return for receiving payment guarantees from Korea Software Financial Cooperative and others.
[4]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and MILLIE Co., Ltd. (Note 16).

Details of financial assets at fair value through profit or loss as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Equity instruments (Listed)	~~W~~	18,160	~~W~~	24,285
Equity instruments (Unlisted)		66,043		64,835
Debt securities		1,058,924		862,481
Derivative held for trading		1,374		718

		1,144,501		952,319
Less: Non-current		(494,154)		(488,040)

Current	~~W~~	650,347	~~W~~	464,279

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at March 31, 2022.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Details of financial assets at fair value through other comprehensive income as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Equity instruments (Listed)	~~W~~	17,707	~~W~~	19,079
Equity instruments (Unlisted)		242,137		234,048
Debt securities		5,957		94,750

		265,801		347,877
Less: Non-current		(265,801)		(259,435)

Current	~~W~~	—	~~W~~	88,442

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

Details of valuation of derivatives used for hedging as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022				December 31, 2021
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1,3]	~~W~~	109	~~W~~	466	~~W~~	—	~~W~~	77
Currency swap [2,3]		149,166		28,879		99,453		18,049

		149,275		29,345		99,453		18,126
Less: Non-current		(110,549)		(772)		(67,889)		(242)

Current	~~W~~	38,726	~~W~~	28,573	~~W~~	31,564	~~W~~	17,884

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the borrowings.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]

The amount of derivative assets and liabilities subject to the second phase of interest rate indicator reform is 49,781 million and 466 million respectively, and the Group is considering the impact of switching to alternative indicator interest rates.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

The valuation gains and losses on the derivative contracts for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)
	2022						2021
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	10	~~W~~	(345)	~~W~~	—	~~W~~	—	~~W~~	(1)
Currency swap		57,111		11,250		37,945		89,850		12,493		54,435
Currency forwards		—		—		—		1,345		—		—

	~~W~~	57,111	~~W~~	11,260	~~W~~	37,600	~~W~~	91,195	~~W~~	12,493	~~W~~	54,434

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 1,295 million for the period ended March 31, 2022 (three-month period ended March 31, 2021: valuation gain of ~~W~~ 6,158 million).

Details of financial liabilities at fair value through profit or loss as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Derivatives held for trading [1,2]	~~W~~	147,651	~~W~~	216,040

[1]

The Group signed a shareholder-to-share agreement with financial investors participating in the paid-in capital increase of K Bank Inc. for the year period ended March 31, 2021. According to the Drag-Along Right, if K Back Inc. fails to be listed on the terms agreed upon for the date of completion of the acquisition, financial investors may exercise the Drag-Along right to the Group, and the Group may comply or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group must exercise the right to claim for sale or guarantee the return on the terms agreed upon by financial investors.

[2]	The amount includes derivatives for redeemable convertible preference shares and convertible bonds issued by the Group (Note 13).

The valuation gain and loss on financial liabilities at fair value through profit or loss for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022				2021
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	14,123	~~W~~	—	~~W~~	35	~~W~~	1

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

7.	Inventories

Inventories as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)
	March 31, 2022						December 31, 2021
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	653,350	~~W~~	(94,700)	~~W~~	558,650	~~W~~	601,360	~~W~~	(120,304)	~~W~~	481,056
Others		34,200		—		34,200		33,089		—		33,089

Total	~~W~~	687,550	~~W~~	(94,700)	~~W~~	592,850	~~W~~	634,449	~~W~~	(120,304)	~~W~~	514,145

Cost of inventories recognized as expenses for the three-month period ended March 31, 2022, amounts to ~~W~~834,202 million (three-month period ended March 31, 2021: ~~W~~916,533 million) and recovery of valuation loss on inventory amounts to ~~W~~25,604 million for the three-month period ended March 31, 2022 (three-month period ended March 31, 2021: reversal of valuation loss of ~~W~~19,333 million).

8.	Other Assets and Liabilities

Other assets and liabilities as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Other assets
Advance payments	~~W~~	175,833	~~W~~	151,266
Prepaid expenses		232,000		100,697
Contract cost		1,790,983		1,801,244
Contract assets		748,421		745,085
Others		29,224		39,979
Less: Non-current		(761,597)		(793,948)

Current	~~W~~	2,214,864	~~W~~	2,044,323

Other liabilities
Advances received [1]	~~W~~	391,355	~~W~~	372,375
Withholdings		145,470		135,160
Unearned revenue [1]		52,316		35,577
Lease liabilities		1,119,142		1,159,369
Contract liabilities		320,775		323,651
Others		21,701		25,757
Less: Non-current		(893,711)		(927,596)

Current	~~W~~	1,157,048	~~W~~	1,124,293

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 20).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

9.	Assets Held for Sale

With the decision to sell certain properties and other assets, the Group has classified ~~W~~1,187 million as assets held for sale. The assets were measured at net fair value in accordance with Korean IFRS 1105, which is a non-repetitive fair value measured using the recent sale price of similar businesses, an observable input variable. The details of the assets held for sale as at March 31, 2022, are as follows:

(in millions of Korean won)	March 31, 2022
Land	~~W~~	172
Building		938
Others		77

Total	~~W~~	1,187

In the prior period, the Group recognized impairment loss of ~~W~~11 million for assets held, and classified them as other expenses (impairment loss on assets held for sale). The assets have not been disposed as at March 31, 2022.

10.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	14,464,886	~~W~~	14,206,119
Acquisition and capital expenditure		494,452		379,520
Disposal and termination		(23,270)		(25,870)
Depreciation		(650,337)		(647,336)
Transfer from (to) investment property		(9,524)		33,347
Transfer to assets held for sale		—		(41,185)
Others		(3,568)		(27,161)

Ending, net	~~W~~	14,272,639	~~W~~	13,877,434

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Details of property and equipment provided as collateral as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,264	~~W~~	15,412	Borrowings	~~W~~	3,268	Industrial Bank of Korea/Korea Development Bank

(in millions of Korean won)	December 31, 2021
	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,320	~~W~~	15,412	Borrowings	~~W~~	3,272	Industrial Bank of Korea/Korea Development Bank

Changes in investment properties for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	1,720,654	~~W~~	1,368,453
Acquisition		30,710		55,026
Disposal		(4,629)		—
Depreciation		(11,769)		(11,951)
Transfer from (to) property and equipment		9,524		(33,347)
Transfer to assets held for sale		—		(11,279)
Others		(4,655)		(19,369)

Ending, net	~~W~~	1,739,835	~~W~~	1,347,533

As at March 31, 2022, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease payments under this contract is ~~W~~ 132,112 million for one year or less, ~~W~~ 207,406 million more than one year and less than five years, ~~W~~ 339,266 million over five years, and ~~W~~ 678,784 million in total.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Details of investment properties provided as collateral as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	820,274	~~W~~	68,648	Deposits	~~W~~	61,654
Land and Buildings		2,862		3,688	Borrowings		2,732

(in millions of Korean won)	December 31, 2021
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	828,130	~~W~~	72,910	Deposits	~~W~~	63,012
Land and Buildings		2,883		3,688	Borrowings		2,728

Changes in intangible assets for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	3,447,333	~~W~~	2,161,258
Acquisition and capital expenditure		45,506		33,783
Disposal and termination		(1,713)		(1,744)
Amortization		(146,595)		(149,164)
Impairment		—		(105)
Others		12,207		4,698

Ending, net	~~W~~	3,356,738	~~W~~	2,048,726

The carrying amount of membership rights and others, excluding goodwill, with indefinite useful life not subject to amortization is ~~W~~ 222,039 million as at March 31, 2022 (December 31, 2021: ~~W~~ 219,204 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at March 31, 2022, goodwill allocated to each cash-generating unit is as follows:

(In millions of Korean won)
Operating Segment	Cash-Generating Unit	Amount
ICT	Mobile services	~~W~~	65,057
Finance	BC Card Co., Ltd.		41,234
Satellite TV	HCN Co., Ltd.		252,680
Others	GENIE Music Corporation		50,214
	MILLIE Co., Ltd.		54,725
	PlayD Co., Ltd.		42,745
	KT Telecop Co., Ltd.		15,418
	Epsilon Global Communications Pte. Ltd.		152,881
	MEDIA GENIE Co., Ltd.		10,633
	KT MOS Bukbu Co., Ltd. and others		25,801

		~~W~~	711,388

The recoverable amount of goodwill was determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The pre-tax cash flow estimate was used to calculate the value of use based on the financial budget, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group determines the sales growth rate based on past performance and expectations of future market fluctuations. The Group has determined cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks of related operations.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

11.	Investments in Associates and Joint Ventures

Details of associates as at March 31, 2022 and December 31, 2021, are as follows:

	Percentage of ownership (%)		Location	Closing month
	March 31, 2022	December 31, 2021
KIF Investment Fund	33.3%	33.3%	Korea	December 31
KT-IBKC Future Investment Fund 1 [1]	50.0%	50.0%	Korea	December 31
K Bank Inc.	33.7%	33.7%	Korea	December 31
Hyundai Robotics Co., Ltd. [2]	10.0%	10.0%	Korea	December 31
K-REALTY CR REITs No.1	30.1%	30.1%	Korea	December 31
Megazone Cloud Corporation [2]	8.2%	—	Korea	December 31

[1]

At the end of the reporting period, although the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, cannot participate in determining the operating and financial policies.

[2]

At the end of the reporting period, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has a significant influence in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the three-month periods ended March 31, 2022 and 2021, are as follows:

	2022
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	178,935	~~W~~	—	~~W~~	13	~~W~~	—	~~W~~	178,948
KT-IBKC Future Investment Fund 1		12,081		—		6,059		—		18,140
K Bank Inc.		831,737		—		8,203		(5,382)		834,558
Hyundai Robotics Co., Ltd.		48,725		—		(134)		(113)		48,478
K-REALTY CR REITs No.1		67,658		—		151		(45,895)		21,914
Megazone Cloud Corporation		—		131,603		(3)		38		131,638
Others [1]		149,293		23,995		(17,156)		(3,023)		153,109

	~~W~~	1,288,429	~~W~~	155,598	~~W~~	(2,867)	~~W~~	(54,375)	~~W~~	1,386,785

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

	2021
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	170,155	~~W~~	—	~~W~~	7	~~W~~	—	~~W~~	170,162
KT-IBKC Future Investment Fund 1		16,190		(4,500)		(163)		—		11,527
K Bank Inc.		208,272		—		(4,554)		(278)		203,440
Hyundai Robotics Co., Ltd.		50,936		—		(57)		56		50,935
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		17,786		—		(21)		—		17,765
Others		94,542		5,000		10,430		(23,648)		86,324

	~~W~~	557,881	~~W~~	500	~~W~~	5,642	~~W~~	(23,870)	~~W~~	540,153

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit (loss) from associates and joint ventures as operating revenue and expense. These include its share in net loss from associates and joint ventures of ~~W~~ 778 million (three-month period ended March 31, 2021: net loss of ~~W~~ 22 million) recognized as operating revenue and expense during the period.

Summarized financial information of associates and joint ventures as at March 31, 2022 and December 31, 2021 and for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	March 31, 2022
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	536,845	~~W~~	—	~~W~~	—	~~W~~	41
KT-IBKC Future Investment Fund 1		36,280		—		13,901		12,121
K Bank Inc.		13,536,910		11,738,848		105,442		25,422
Hyundai Robotics Co., Ltd.		430,634		153,649		43,578		(1,337)
K-REALTY CR REITs No.1		67,757		—		—		467
Megazone Cloud Corporation		543,276		282,063		260,689		(34)

(in millions of Korean won)	December 31, 2021				March 31, 2021
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	536,804	~~W~~	—	~~W~~	—	~~W~~	23
KT-IBKC Future Investment Fund 1		24,163		—		20		(325)
K Bank Inc.		13,334,020		11,596,783		38,804		(12,294)
Hyundai Robotics Co., Ltd.		428,997		149,536		44,655		(572)
K-REALTY CR REITs No.1		208,825		—		38,282		36,306

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Due to the discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 727 million for the three-month period ended March 31, 2022 (three-month period ended March 31, 2021: loss of ~~W~~ 206 million). The accumulated comprehensive loss of associates and joint ventures as at March 31, 2022, which was not recognized by the Group, is ~~W~~ 9,733 million (December 31, 2021: ~~W~~ 9,006 million).

12.	Trade and Other Payables

Details of trade and other payables as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Current liabilities
Trade payables	~~W~~	1,285,907	~~W~~	1,537,148
Other payables		5,262,390		5,104,274

	~~W~~	6,548,297	~~W~~	6,641,422

Non-current liabilities
Other payables	~~W~~	1,061,795	~~W~~	1,338,781

	~~W~~	1,061,795	~~W~~	1,338,781

Details of other payables as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Non-trade payables [1]	~~W~~	4,166,426	~~W~~	4,378,445
Accrued expenses		1,150,034		1,037,616
Operating deposits		795,529		814,613
Others		212,196		212,381
Less: Non-current		(1,061,795)		(1,338,781)

Current	~~W~~	5,262,390	~~W~~	5,104,274

[1]

Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~ 1,103,356 million related to credit card transactions are included as at March 31, 2022 (December 31, 2021: ~~W~~ 1,086,996 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

13.	Borrowings

Details of borrowings as at March 31, 2022 and December 31, 2021, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			March 31, 2022			December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	121,080	USD 100,000	~~W~~	118,550
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		484,320	USD 400,000		474,200
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000		484,320	USD 400,000		474,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000		121,080	USD 100,000		118,550
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000		293,851	JPY 29,600,000		304,951
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,971	JPY 400,000		4,121
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		484,320	USD 400,000		474,200
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000		423,780	USD 350,000		414,925
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.500%	SGD 284,000		254,217	SGD 284,000		249,108
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		363,240	USD 300,000		355,650
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	—	—		—	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		130,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won and foreign currencies in thousands)			March 31, 2022		December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—	140,000	—	140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—	50,000	—	50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—	80,000	—	80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—	180,000	—	180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—	80,000	—	80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—	40,000	—	40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—	270,000	—	—
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—	—
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—	—
The 18-1st Won-denominated unsecured bond	Jul. 2, 2024	1.844%	—	100,000	—	100,000
The 18-2nd Won-denominated unsecured bond	Jul. 2, 2026	2.224%	—	50,000	—	50,000
The 148th Won-denominated unsecured bond	Jun. 23, 2023	1.513%	—	100,000	—	100,000
The 149-1st Won-denominated unsecured bond	Mar. 8, 2024	1.440%	—	70,000	—	70,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 150-1st Won-denominated unsecured bond	Apr. 7, 2023	1.154%	—	20,000	—	20,000
The 150-2nd Won-denominated unsecured bond	Apr. 8, 2024	1.462%	—	30,000	—	30,000
The 151-1st Won-denominated unsecured bond	May. 12, 2023	1.191%	—	10,000	—	10,000
The 151-2nd Won-denominated unsecured bond	May. 14, 2024	1.432%	—	40,000	—	40,000
The 152-1st Won-denominated unsecured bond	Aug. 30, 2024	1.813%	—	80,000	—	80,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 153-1st Won-denominated unsecured bond	Nov. 10, 2023	2.310%	—	30,000	—	30,000
The 153-2nd Won-denominated unsecured bond	Nob. 11, 2024	2.425%	—	70,000	—	70,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	2.511%	—	40,000	—	40,000
The 155-1st Won-denominated unsecured bond	Feb. 29, 2024	2.615%	—	50,000	—	—
The 155-2nd Won-denominated unsecured bond	Sep. 2, 2024	2.745%	—	20,000	—	—
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	2.880%	—	20,000	—	—
The 156-1st Won-denominated unsecured bond [3]	Mar. 25, 2025	5Y CMS+0.404%	—	60,000	—	—
The 156-2nd Won-denominated unsecured bond [3]	Mar. 25, 2032	10Y CMS+0.965%	—	40,000	—	—

Subtotal				7,974,179		7,558,455

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won and foreign currencies in thousands)			March 31, 2022			December 31, 2021
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Less: Current portion					(1,267,185)			(1,337,714)
Discount on bonds					(22,095)			(22,093)

Total				~~W~~	6,684,899		~~W~~	6,198,648

[1]

As at March 31, 2022, the Group has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

[2]

The Libor (3M) and SOR (6M) is approximately 0.962% and 1.217% as at March 31, 2022. The loan has not been converted to an alternative indicator interest rate, and the Group is reviewing the impact of switching to an alternative indicator interest rate.

[3]

The CMS (5Y) and CMS (10Y) is approximately 2.723% and 2.655% as at March 31, 2022. The loan has not been converted to an alternative indicator interest rate, and the Group is reviewing the impact of switching to an alternative indicator interest rate.

Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual interest rate	March 31, 2022		December 31, 2021
The 1st CB(Private) [1,2]	Jun. 5, 2020	Jun. 5, 2025	0.000%	~~W~~	8,000	~~W~~	8,000
Redemption premium					2,267		2,267
Bond discount issuance					(3,607)		(3,825)

	Subtotal				6,660		6,442
Current portion					—		—

	Total			~~W~~	6,660	~~W~~	6,442

[1]	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~ May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and will be settled on maturity.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Short-term borrowings

(in millions of Korean won)			March 31, 2022		December 31, 2021
Type	Financial institution	Annual interest rate
Operational	Shinhan Bank	3.210%	~~W~~	1,300	~~W~~	4,500
	Woori Bank [1]	KORIBOR(3M)+1.970%		20,000		20,000
	Korea Development Bank	2.320%~3.680%		12,000		16,000
	Industrial Bank of Korea	2.550%		6,000		6,000
	Hana Bank	1.420%		5,000		5,000
	KB SECURITIES	1.240%~1.380%		71,000		71,000
	Shinhan Investment	1.240%~1.380%		43,000		73,000
	KIWOON Securities	1.380%		23,000		63,000
	NH INVESTMENT & SECURITIES	1.240%~1.380%		53,000		53,000
	Korea Investment & Securities	1.240%		10,000		10,000
	HSBC	2.090%		21,794		17,427
	NongHyup Bank	2.550%~2.620%		9,500		—

			~~W~~	275,594	~~W~~	338,927

[1]	KORIBOR (3M) is approximately 1.550% as at March 31, 2022.

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			March 31, 2022			December 31, 2021
Financial institution	Type	Annual interest rate	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.000%	—	~~W~~	2,221	—	~~W~~	2,467
CA-CIB	Long-term CP	1.260%	—		100,000	—		100,000
JPM	Long-term CP	2.700%	—		100,000	—		—
Shinhan Bank	Facility loans [2]	LIBOR(3M)+1.140%	USD 25,918		31,381	USD 25,918		30,726
	General loans [2]	LIBOR(3M)+1.650%	USD 8,910		10,788	USD 8,910		10,563
	General loans [2]	LIBOR(3M)+2.130%	USD 25,000		30,270	USD 25,000		29,638
	General loans [2]	LIBOR(3M)+1.847%	USD 13,000		15,740	USD 13,000		15,412
	General loans	1.900%~3.230%	USD 31,472		38,125	USD 31,472		37,345
Woori Bank	General loans [2]	EURIBOR(3M) +0.900%	EUR 7,700		10,404	EUR 7,700		10,336
	General loans	3.320%	—		15,000	—		15,000
	PF loans	2.000%~2.820%	—		27,582	—		23,614

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Hi Investment & Securities and others	CP	2.302%	—	89,058	—	88,510
Korea Development Bank	General loans	1.920%~3.000%	—	39,000	—	39,000
NongHyup Bank	PF loans	2.650%	—	49,800	—	46,267
Kyobo Life Insurance	PF loans	2.280%~4.950%	—	45,540	—	41,640
Standard Chartered Bank Korea	PF loans	2.280%~4.950%	—	30,360	—	27,760
Samsung Life Insurance	PF loans	1.869%~4.160%	—	25,301	—	23,133
Kookmin Bank and others	Facility loans	—	—	—	USD 9,771	11,584

Subtotal				660,570		552,995
Less: Current portion				(40,875)		(51,803)

				~~W~~ 619,695		~~W~~ 501,192

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]

LIBOR (3M) and EURIBOR (3M) are approximately 0.962% and -0.458%, respectively, as at March 31, 2022. The loan has not been converted to an alternative indicator interest rate, and the Group is reviewing the impact of switching to an alternative indicator interest rate.

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at March 31, 2022, is as follows:

(in millions of Korean won)
	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Apr. 1, 2022 ~ Mar. 31, 2023	~~W~~	490,000	~~W~~	778,171	~~W~~	1,268,171	~~W~~	263,293	~~W~~	53,176	~~W~~	316,469	~~W~~	1,584,640
Apr. 1, 2023 ~ Mar. 31, 2024		830,000		375,297		1,205,297		100,493		56,799		157,292		1,362,589
Apr. 1, 2024 ~ Mar. 31, 2025		1,530,000		427,751		1,957,751		286,493		24,313		310,806		2,268,557
Apr. 1, 2025 ~ Mar. 31, 2026		348,000		484,320		832,320		5,493		—		5,493		837,813
After Apr. 1, 2026		1,750,000		968,640		2,718,640		132,829		24,216		157,045		2,875,685

	~~W~~	4,948,000	~~W~~	3,034,179	~~W~~	7,982,179	~~W~~	788,601	~~W~~	158,504	~~W~~	947,105	~~W~~	8,929,284

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

14.	Provisions

Changes in provisions for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	80,165	~~W~~	107,358	~~W~~	69,874	~~W~~	257,397
Increase (transfer)		—		3,125		3,212		6,337
Usage		—		(486)		(1,912)		(2,398)
Reversal		—		(322)		(10,493)		(10,815)

Ending balance	~~W~~	80,165	~~W~~	109,675	~~W~~	60,681	~~W~~	250,521

Current	~~W~~	79,947	~~W~~	26,069	~~W~~	57,788	~~W~~	163,804
Non-current		218		83,606		2,893		86,717

(in millions of Korean won)	2021
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	76,500	~~W~~	105,767	~~W~~	69,925	~~W~~	252,192
Increase (transfer)		—		3,535		1,243		4,778
Usage		(2,321)		(282)		(664)		(3,267)
Reversal		—		(278)		(5,557)		(5,835)

Ending balance	~~W~~	74,179	~~W~~	108,742	~~W~~	64,947	~~W~~	247,868

Current	~~W~~	74,179	~~W~~	22,790	~~W~~	61,661	~~W~~	158,630
Non-current		—		85,952		3,286		89,238

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

15.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at March 31, 2022 and December 31, 2021, are determined as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	2,506,366	~~W~~	2,494,930
Fair value of plan assets		(2,263,819)		(2,314,632)

Liabilities	~~W~~	249,599	~~W~~	197,883

Assets	~~W~~	7,052	~~W~~	17,585

Changes in the defined benefit obligations for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	2,494,930	~~W~~	2,556,712
Current service cost		61,016		61,587
Interest expense		14,019		11,111
Benefits paid		(63,217)		(29,987)
Remeasurements		(1,406)		(3,827)
Others		1,024		86

Ending	~~W~~	2,506,366	~~W~~	2,595,682

Changes in the fair value of plan assets for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	2,314,632	~~W~~	2,189,375
Interest income		13,620		9,525
Remeasurements on plan assets		(1,973)		613
Employer contributions		2,688		3,805
Benefits paid		(62,336)		(30,955)
Others		(2,812)		1,703

Ending	~~W~~	2,263,819	~~W~~	2,174,066

Amounts recognized in the consolidated statement of profit or loss for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Current service cost	~~W~~	61,016	~~W~~	61,587
Net interest cost		399		1,586
Account transfers		(3,560)		(3,301)

Total expenses	~~W~~	57,855	~~W~~	59,872

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

16.	Commitments and Contingencies

As at March 31, 2022, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount

Bank overdraft	Kookmin Bank and others	KRW	1,602,600	1,300

Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,221

Insurance for Economic Cooperation project	Export-Import Bank of Korea	KRW	3,240	1,732

Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	453,154	18,867

Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	—

Loans for working capital	Korea Development Bank and others	KRW	238,910	131,785
	Shinhan Bank	USD	39,298	39,298
	Woori Bank	EUR	7,700	7,700

Facility loans	Shinhan Bank and others	KRW	694,000	178,582

Derivatives transaction limit	Korea Development Bank	KRW	100,000	6,893
	Woori Bank and others	USD	462,534	261,240

		KRW	3,179,604	341,380
Total		USD	501,832	300,538
		EUR	7,700	7,700

As at March 31, 2022, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit

Performance guarantee	Seoul Guarantee Insurance and others	KRW	192,724
	Korea Development Bank and others	USD	1,761

Guarantee for payment in foreign currency	Kookmin Bank and others	USD	32,176

Guarantee for payment in Korean currency	Shinhan Bank	KRW	21,550

Refund guarantee for advances received	Korea Development Bank and others	USD	8,536

Comprehensive credit line	Hana Bank and others	KRW	24,800
		USD	8,700

Guarantees for depositions	HSBC	USD	580

Bid guarantee	Hana Bank	USD	400

Bid guarantee	Korea Software Financial Cooperative and others	KRW	103,528
Performance guarantee / warranty guarantee		KRW	580,231
Guarantee for advance payments/others		KRW	536,953

Construction fund guarantee insurance and others	Seoul Guarantee Insurance	KRW	32,521

Total		KRW	1,492,307
		USD	52,153

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

As at March 31, 2022, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Engineering Co., Ltd.[1]	Gasan solar power plant Inc.	Shinhan Bank	4,700	951	Jan. 7, 2021 ~ Jan. 08, 2025
KT Engineering Co., Ltd.[1]	SPP Inc.	Suhyup Bank	3,250	533	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd.[1]	Korea cell Inc.	Suhyup Bank	3,250	545	Feb. 17, 2014 ~ Feb. 16, 2024
KT Engineering Co., Ltd.[1]	San-ya agricultural association corporation	Suhyup Bank	3,250	556	Feb. 17, 2014 ~ Feb. 16, 2024
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Cash payers	Cash payers	860	—	Jul. 21, 2020 ~ Apr. 15, 2021
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Mobile Voucher amount	NongHyup Agribusiness Group Inc. and others	30,000	10,350	Jan. 14, 2022 ~ Jan. 13, 2023
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)	Mobile Voucher amount	Emart Co., Ltd. and others	20,000	18,300	Jun. 19, 2021 ~ Jun. 17, 2022
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	5,654	1,163	—

[1]	KT Engineering Co., Ltd., a subsidiary of the Group is subject to payment, depending on the reimbursement of principal debtor.

As at March 31, 2022, the issuance details of real estate collateral trust and beneficiary certificates of the Group are as follows:

(in millions of Korean won)			Commitment (limit) amount		Amount provided as collateral for beneficiary rights
Collateral assets	Ranking	Trust collateral beneficiary
	1st	NongHyup Bank	~~W~~	100,000	~~W~~	120,000
		Kyobo Life Insurance		180,000		216,000
		Standard Chartered Bank Korea Limited		120,000		144,000
		Samsung Life Insurance		100,000		120,000

Real Estate Collateral Trust [1]	2nd	Industrial Bank of Korea		40,000		48,000
		Korea Investment Capital		40,000		48,000
		BNK Capital		30,000		36,000
		Standard Chartered Bank Korea Limited		20,000		24,000
		NH Capital		20,000		24,000

	3rd [2]	LOTTE Engineering & Construction		—		736,921

[1]	The Group provides a certificate of beneficiary rights for land classified as investment properties and inventories as collateral in connection with the above real estate collateral trust.
[2]	The Group provides LOTTE Engineering & Construction with a certificate of third-priority beneficiary rights as collateral in relation to the construction contract amount of ~~W~~ 614,101 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at March 31, 2022, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 710 million.

For the three-month period ended March 31, 2022 and year ended December 31, 2021, the Group made agreements with the Securitization Specialty Companies (March 31, 2022: First 5G 61st Securitization Specialty Co., Ltd., December 31, 2021: First 5G 55th to 60th Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

As at March 31, 2022, the Group is a defendant in 229 lawsuits with the total claimed amount of ~~W~~ 146,045 million (December 31, 2021: ~~W~~ 101,597 million). As at March 31, 2022, litigation provisions of ~~W~~ 80,165 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

As at March 31, 2022, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at March 31, 2022, the contracted amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~ 1,497,577 million (December 31, 2021: ~~W~~ 1,336,758 million).

As at March 31, 2022, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in the paid-in capital increase of K Bank Inc. (Note 6).

During the prior period, the Group entered into an agreement with a seller, who participated in the acquisition of shares in MILLE Co., Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the seller may exercise Tag-Along Right, Drag-Along Right and Put Option for the entitled ordinary and redeemable convertible preferred shares (Note 6).

During the prior period, the Group entered into an agreement with financial investors, who participated in the acquisition of shares in Epsilon Global Communications Pte. Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right and the right to sell shares for the entitled convertible preferred shares (Note 6).

The Group has an additional investment obligation under the agreement to Future Innovation Private Equity Fund No.3. As at March 31, 2022, the cumulative investment amount is ~~W~~ 30,610 million and USD 15,750 thousand, and the remaining amount of ~~W~~ 5,473 million and USD 4,250 thousand will be invested using the Capital Call method in the future.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

17.	Leases

Set out below is information for leases when the Group is a lessee. Information when the Group is a lessor is described in Note 10.

The consolidated statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Right-of-use assets
Property and buildings	~~W~~	1,057,665	~~W~~	1,086,133
Machinery and telecommunication line facilities		60,838		64,443
Others		96,038		97,732

Total	~~W~~	1,214,541	~~W~~	1,248,308

Investment property (buildings)	~~W~~	15	~~W~~	1

(in millions of Korean won)	March 31, 2022		December 31, 2021
Lease liabilities[1]
Current	~~W~~	319,169	~~W~~	332,702
Non-current		799,973		826,667

	~~W~~	1,119,142	~~W~~	1,159,369

[1]	Included in the line items ‘other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Note 8).

Right-of-use assets related to leases were increased by ~~W~~ 60,205 million and ~~W~~ 121,953 million for the three-month periods ended March 31, 2022 and 2021.

The consolidated statement of profit or loss relating to leases for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	March 31, 2022		March 31, 2021
Depreciation of right-of-use assets
Property and buildings	~~W~~	74,790	~~W~~	76,783
Machinery and telecommunication line facilities		8,405		11,653
Others		13,499		13,882

	~~W~~	96,694	~~W~~	102,318

Depreciation of investment properties	~~W~~	9	~~W~~	933
Interest expense relating to lease liabilities		8,978		8,505
Expenses relating to short-term leases		2,032		2,210
Expenses relating to leases of low-value assets that are not short-term leases		5,412		6,035
Expenses relating to variable lease payments not included in lease liabilities		2,589		2,068

Total cash outflow from leases was ~~W~~ 111,740 million and ~~W~~ 110,133 million during three-month periods ended March 31, 2022 and 2021, respectively.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

18.	Retained Earnings

Details of retained earnings as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		7,801,328		7,853,779

Total	~~W~~	13,234,939	~~W~~	13,287,390

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments.

19.	Other Components of Equity

The Group’s other components of equity as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Treasury stock	~~W~~	(1,009,798)	~~W~~	(1,009,798)
Gain or loss on disposal of treasury stock		2,919		(8,658)
Share-based payments		5,318		4,068
Equity transactions within consolidated entities [1]		(423,819)		(418,692)

Total	~~W~~	(1,425,380)	~~W~~	(1,433,080)

[1]	Includes profit or loss from transactions with non-controlling interests and investment differences from changes in equity ratios of subsidiaries.

As at March 31, 2022 and December 31, 2021, the details of treasury stock are as follows:

	March 31, 2022		December 31, 2021
Number of shares		25,303,662		25,303,662
Amount (in millions of Korean won)	~~W~~	1,009,798	~~W~~	1,009,798

Treasury stock is expected to be used for the stock compensation for the Group’s directors, employees and other purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

20.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss for the three-month periods ended March 31, 2022 and 2021:

(in millions of Korean won)	2022		2021
Revenue from contracts with customers	~~W~~	6,224,217	~~W~~	5,984,947
Revenue from other sources		53,483		44,479

Total	~~W~~	6,277,700	~~W~~	6,029,426

Operating revenues for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Services provided	~~W~~	5,387,063	~~W~~	5,159,818
Sales of goods		890,637		869,608

Total	~~W~~	6,277,700	~~W~~	6,029,426

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

The contract assets and liabilities recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Contract assets [1]	~~W~~	856,392	~~W~~	821,901
Contract liabilities [1]		346,207		360,098
Deferred revenue [2]		86,013		81,136

[1]

The Group recognized contract assets of ~~W~~ 107,971 million and contract liabilities of ~~W~~ 25,432 million for long-term construction contracts as at March 31, 2022 (December 31, 2021: contract assets of ~~W~~ 76,816 million and contract liabilities of ~~W~~ 36,447 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Incremental costs of contract establishment	~~W~~	1,718,066	~~W~~	1,726,401
Costs of contract performance		72,917		74,843

The Group recognized ~~W~~ 452,396 million of operating expenses for the three-month period ended March 31, 2022 (March 31, 2021: ~~W~~ 483,434 million) which relate to contract cost assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

For the three-month periods ended March 31, 2022 and 2021, the recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2022		2021
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	87,041	~~W~~	87,904
Deferred revenue of joining/installment fees		11,906		12,480

Total	~~W~~	98,947	~~W~~	100,384

21.	Operating Expenses

Operating expenses for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Salaries and wages	~~W~~	1,040,414	~~W~~	1,024,243
Depreciation		649,644		650,390
Depreciation of right-of-use assets		96,694		102,318
Amortization of intangible assets		145,338		148,444
Commissions		329,358		249,992
Interconnection charges		121,851		124,473
International interconnection fees		48,943		51,300
Purchase of inventories		887,303		954,446
Changes of inventories		(78,705)		(57,246)
Sales commissions		551,138		594,595
Service costs		519,072		491,187
Utilities		93,327		88,929
Taxes and dues		67,803		67,666
Rent		33,161		30,702
Insurance premiums		15,907		16,742
Installation fees		38,911		35,875
Advertising expenses		47,095		31,365
Research and development expenses		40,127		40,115
Card service costs		725,571		724,877
Others		278,129		214,858

Total	~~W~~	5,651,081	~~W~~	5,585,271

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Details of employee benefits for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Short-term employee benefits	~~W~~	958,773	~~W~~	944,417
Post-employment benefits (defined benefits)		57,855		59,872
Post-employment benefits (defined contributions)		15,926		15,300
Share-based payments		4,628		1,304
Others		3,232		3,350

Total	~~W~~	1,040,414	~~W~~	1,024,243

22.	Other Income and Other Expenses

Other income for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)		2022		2021
Gain on disposal of property, equipment and investment properties	~~W~~	9,803	~~W~~	7,396
Gain on disposal of intangible assets		—		916
Gain on disposal of right-of-use assets		1,828		1,828
Compensation on property and equipment		29,148		33,399
Gain on government subsidies		5,928		1,727
Others		15,990		13,354

Total	~~W~~	62,697	~~W~~	58,620

Other expenses for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Loss on disposal of property, equipment and investment properties	~~W~~	17,811	~~W~~	19,871
Loss on disposal of intangible assets		1,662		159
Loss on disposal of right-of-use assets		481		9,644
Loss on government subsidies		5,881		1,509
Loss on disposal of investments in associates		295		—
Donations		4,945		2,890
Other allowance for bad debts		5,061		6,063
Others		15,020		13,899

	~~W~~	51,156	~~W~~	54,035

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

23.	Financial Income and Costs

Details of financial income for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Interest income	~~W~~	67,892	~~W~~	67,814
Gain on foreign currency transactions		4,078		3,385
Gain on foreign currency translation		16,395		17,424
Gain on settlement of derivatives		—		359
Gain on valuation of derivatives		71,234		91,230
Others		922		6,207

Total	~~W~~	160,521	~~W~~	186,419

Details of financial costs for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Interest expenses	~~W~~	60,499	~~W~~	64,848
Loss on foreign currency transactions		2,443		2,022
Loss on foreign currency translation		66,668		91,148
Loss on settlement of derivatives		3		12
Loss on valuation of derivatives		11,260		12,494
Loss on disposal of trade receivables		5,697		1,442
Others		6,274		705

Total	~~W~~	152,844	~~W~~	172,671

24.	Income Tax Expense

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. As at March 31, 2022, the estimated average annual income tax rate used for the year ending December 31, 2022 is 29.09%.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

25.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the three-month periods ended March 31, 2022 and 2021, are calculated as follows:

	2022		2021
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	409,717	~~W~~	302,624
Weighted average number of ordinary shares outstanding (in number of shares)		235,808,146		237,538,397
Basic earnings per share (in Korean won)	~~W~~	1,738	~~W~~	1,274

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds and other share-based payments.

Diluted earnings per share from operations for the three-month periods ended March 31, 2022 and 2021, are calculated as follows:

	2022		2021
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	409,717	~~W~~	302,624
Adjusted net income attributable to ordinary shares (in millions of Korean won)		(98)		—
Diluted profit attributable to ordinary shares (in millions of Korean won)		409,619		302,624
Number of dilutive potential ordinary shares outstanding (in number of shares)		91,050		—
Weighted average number of ordinary shares outstanding (in number of shares)		235,899,196		237,538,397
Diluted earnings per share (in Korean won)		1,736		1,274

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

26.	Cash Generated from Operations

Cash flows from operating activities for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
1. Profit for the period	~~W~~	455,395	~~W~~	326,475
2. Adjustments for:
Income tax expense		186,797		141,678
Interest income [1]		(77,741)		(73,743)
Interest expense [1]		63,842		65,495
Dividend income [2]		(997)		(2,009)
Depreciation		662,106		659,287
Amortization of intangible assets		146,595		149,164
Depreciation of right-of-use assets		96,694		102,318
Provisions for severance benefits (defined benefits)		61,415		63,173
Allowance for bad debts		27,135		25,553
Share of net profit or loss of associates and joint ventures		3,645		(5,665)
Loss on disposal of associates and joint ventures		295		—
Loss (gain) on disposal of property, equipment and investment properties		(66,581)		12,475
Loss (gain) on disposal of right-of-use assets		(1,347)		7,816
Loss (gain) on disposal of intangible assets		1,662		(757)
Loss on foreign currency translation		50,273		73,723
Gain on valuation of derivatives		(59,971)		(79,083)
Loss on disposal of financial assets at amortized cost		1		1
Gain on disposal of financial assets at fair value through profit or loss		(5)		(4,278)
Loss on valuation of financial assets at fair value through profit or loss		6,025		20,245
Others		19,575		37,820
3. Changes in operating assets and liabilities
Increase in trade receivables		(150,535)		(43,888)
Increase in other receivables		(45,631)		(121,632)
Increase in other current assets		(284,479)		(121,162)
Decrease (increase) in other non-current assets		70		(16,474)
Increase in inventories		(58,076)		(14,180)
Decrease in trade payables		(242,795)		(58,935)
Increase in other payables		150,740		117,326
Decrease in other current liabilities		(12,819)		(22,445)
Decrease in other non-current liabilities		(8,254)		(27,945)
Decrease in provisions		(11,297)		(2,375)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Increase (decrease) in deferred revenue		(673)		2,538
Decrease in plan assets		165,964		86,604
Payment of post-employment benefits (defined benefit)		(185,607)		(98,450)

4. Cash generated from operations (1+2+3)	~~W~~	891,421	~~W~~	1,198,670

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognize interest income and expense as operating revenue and expense, respectively, including interest income of ~~W~~ 9,849 million (three-month period ended March 31, 2021: ~~W~~5,929 million) and interest expense of ~~W~~ 3,343 million (three-month period ended March 31, 2021: ~~W~~647 million) that are recognized as operating revenue and expense, respectively, for the three-month period ended March 31, 2022.

[2]

BC Card Co., Ltd. recognized dividend income as operating revenue, including dividend income of ~~W~~ 772 million (three-month period ended March 31, 2021: ~~W~~457 million) that is recognized as operating revenue for the three-month period ended March 31, 2022.

Significant transactions not affecting cash flows for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Reclassification of the current portion of borrowings	~~W~~	150,144	~~W~~	220,495
Reclassification of construction-in-progress to property and equipment		415,687		424,143
Reclassification of other payables from property and equipment		(470,032)		(469,212)
Reclassification of other payables from intangible assets		(305,858)		(307,930)
Reclassification of other payables from defined benefit liabilities		(122,390)		(68,463)
Reclassification of other payables from plan assets		106,316		59,454
Increase in dividend payable		476,800		350,249

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

27.	Changes in Liabilities Arising from Financing Activities

(in millions of Korean won)	Three-month period ended March 31, 2022
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	8,437,703	~~W~~	409,135	~~W~~	—	~~W~~	48,133	~~W~~	218	~~W~~	(281)	~~W~~	8,894,908
Lease liabilities		1,159,369		(95,066)		64,288		(337)		58		(9,170)		1,119,142
Derivative liabilities		75,176		—		—		10,572		17		(56,420)		29,345
Derivative assets		(99,453)		—		—		(54,519)		8,169		(3,472)		(149,275)

Total	~~W~~	9,572,795	~~W~~	314,069	~~W~~	64,288	~~W~~	3,849	~~W~~	8,462	~~W~~	(69,343)	~~W~~	9,894,120

(in millions of Korean won)	Three-month period ended March 31, 2021
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	7,316,298	~~W~~	330,646	~~W~~	170	~~W~~	76,555	~~W~~	—	~~W~~	975	~~W~~	7,724,644
Lease liabilities		1,143,640		(99,820)		114,513		13		9		5,541		1,163,896
Derivative liabilities		130,573		(158)		—		(36,969)		(1,552)		(15,762)		76,132
Derivative assets		(7,606)		—		—		(33,001)		8,382		14,244		(17,981)

Total	~~W~~	8,582,905	~~W~~	230,668	~~W~~	114,683	~~W~~	6,598	~~W~~	6,839	~~W~~	4,998	~~W~~	8,946,691

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

28.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others

Finance	Credit card business and others

Satellite TV	Satellite TV business

Others	IT, facility security and global business, and others

Details of operating revenues and profit by each segment for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)
	Three-month period ended March 31, 2022
	Operating revenues		Operating profit		Depreciation and amortization [1]
ICT	~~W~~	4,608,389	~~W~~	429,893	~~W~~	787,254
Finance		904,874		35,516		12,497
Satellite TV		240,809		25,746		29,378
Others		1,631,516		134,714		92,095

		7,385,588		625,869		921,224
Elimination		(1,107,888)		750		(29,548)

Consolidated amount	~~W~~	6,277,700	~~W~~	626,619	~~W~~	891,676

(In millions of Korean won)
	Three-month period ended March 31, 2021
	Operating revenues		Operating profit		Depreciation and amortization [1]
ICT	~~W~~	4,574,453	~~W~~	365,975	~~W~~	807,674
Finance		920,024		32,557		14,019
Satellite TV		166,946		21,669		20,334
Others		1,328,734		31,163		84,455

		6,990,157		451,364		926,482
Elimination		(960,731)		(7,209)		(25,330)

Consolidated amount	~~W~~	6,029,426	~~W~~	444,155	~~W~~	901,152

[1]	Sum of depreciation of property and equipment, investment properties, right-of-use assets and amortization of intangible assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Operating revenues for the three-month periods ended March 31, 2022 and 2021, and non-current assets as at March 31, 2022 and December 31, 2021, by geographical region, are as follows:

(in millions of Korean won)	2022
	Operating revenues		Non-current assets[1]
	Three-month period ended March 31		March 31, 2021
Domestic	~~W~~	6,240,557	~~W~~	20,324,234
Overseas		37,143		259,519

Total	~~W~~	6,277,700	~~W~~	20,583,753

(in millions of Korean won)	2021
	Operating revenues		Non-current assets[1]
	Three-month period ended March 31		December 31, 2021
Domestic	~~W~~	6,009,572	~~W~~	20,627,543
Overseas		19,854		253,638

Total	~~W~~	6,029,426	~~W~~	20,881,181

[1]	Non-current assets include property and equipment, intangible assets, investment properties, and right-of-use-assets

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

29.	Related Party Transactions

The list of related parties of the Group as at March 31, 2022, is as follows:

Relationship	Name of Entity
Associates and joint ventures	KIF Investment Fund, K-REALTY CR REITs No.1, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., KD Living, Inc., LoginD Co., Ltd., K Bank Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co., Ltd., Alliance Internet Corp., Little Big Pictures, Virtua Realm Sendirian Berhad, KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd., KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd., IGIS Professional Investors Private Investment Real Estate Investment LLC No 395, Maruee Limited Company Specializing in the Cultural Industry, Mogyo Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., StorySoop Inc., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, kt Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice Corp., K-REALTY RENTAL HOUSING REIT V, K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, Daemuga Limited Company Specializing in the Cultural Industry, Megazone Cloud Corporation, SuseoyeokwhanseungcenterbokhapDevelopment Co.,Ltd.

Others [1]	Goody Studio Co., Ltd.

[1]	Although it is evaluated by applying Korea IFRS 1109, the entity is included in the scope of related parties under Korean IFRS 1024 as it has a significant influence.

Outstanding balances of receivables and payables in relation to transactions with related parties as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)		March 31, 2022
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	1,157	~~W~~	47,110	~~W~~	—	~~W~~	388	~~W~~	—
	Little Big Pictures		2,441		5,548		33		5		—
	K-Realty 11th Real Estate Investment Trust Company		87		1,852		—		—		8,156
	Others		812		84		352		2,495		—

	Total	~~W~~	4,497	~~W~~	54,594	~~W~~	385	~~W~~	2,888	~~W~~	8,156

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)		December 31, 2021
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	821	~~W~~	51,422	~~W~~	—	~~W~~	513	~~W~~	—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		4,614		—		—		—		—
	Others		565		1,853		343		4,829		—

	Total	~~W~~	6,000	~~W~~	53,275	~~W~~	343	~~W~~	5,342	~~W~~	—

Significant transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)		2022
		Sales				Purchases
		Operating revenue		Other Income		Operating expenses		Others [1]
Associates and joint ventures	K Bank, Inc.	~~W~~	5,683	~~W~~	—	~~W~~	2,467	~~W~~	—
	Hyundai Robotics Co., Ltd.		31		—		394		826
	Others		1,568		—		4,307		1,077

	Total	~~W~~	7,282	~~W~~	—	~~W~~	7,168	~~W~~	1,903

(in millions of Korean won)		2021
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	479	~~W~~	—	~~W~~	—	~~W~~	—
	K Bank, Inc.		5,773		—		2,913		—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		4,000		—		—		—
	Others		418		38		3,115		—
Others	KHS Corp. [2]		11		—		1,493		—

	Total	~~W~~	10,681	~~W~~	38	~~W~~	7,521	~~W~~	—

[1]	Amounts include acquisition of property and equipment, and others.
[2]	Transactions before reclassification as subsidiary of the Group.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)		2022
		Finance income		Finance costs		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	—	~~W~~	—	~~W~~	45,549
	K Bank, Inc.		83		—		—
	Others		—		60		43

	Total	~~W~~	83	~~W~~	60	~~W~~	45,592

(in millions of Korean won)		2021
		Finance income		Finance costs		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	—	~~W~~	82	~~W~~	28,208
	K Bank, Inc.		11		—		—
	Others		—		—		34

	Total	~~W~~	11	~~W~~	82	~~W~~	28,242

Key management compensation for the three-month periods ended March 31, 2022 and 2021, consists of:

(in millions of Korean won)	2022		2021
Salaries and other short-term benefits	~~W~~	555	~~W~~	527
Post-employment benefits		105		105
Stock-based compensation		165		144

Total	~~W~~	825	~~W~~	776

Fund transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Repayments[1]		Equity contributions in cash and others
Associates and Joint ventures
Megazone Cloud Corporation	~~W~~	—	~~W~~	131,603
Mastern KT Multi-Family Real Estate Private Equity Investment Fund I		—		9,637
IBK-KT Emerging Digital Industry Investment Fund		—		5,400
Others		198		9,440

Total	~~W~~	198	~~W~~	156,080

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	2021
	Repayments[1]		Equity contributions in cash and others
Associates and Joint ventures
K- Realty CR-REITs No.1	~~W~~	4,788	~~W~~	—
KT-IBKC Future Investment Fund 1		—		(4,500)
Trustay Co., Ltd.		—		600
KT-Smart Factory Investment Fund		—		1,400
KT Young Entrepreneurs DNA Investment Fund		—		3,600

Total	~~W~~	4,788	~~W~~	1,100

[1]	Amounts include lease transactions.

The Group has an obligation to invest in IBK-KT Emerging Digital Industry Investment Fund, a related party, according to the agreement. As at March 31, 2022, the Group is planning to invest an additional ~~W~~ 12,000 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

30.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022			December 31, 2021
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	2,682,220	[1]	~~W~~	3,019,592	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		5,861,084	[1]		5,610,377	[1]
Financial assets at fair value through other comprehensive income		438,903	438,903		491,713	491,713
Other financial assets
Financial assets measured at amortized cost		724,079	[1]		608,389	[1]
Financial assets at fair value through profit or loss		1,144,501	1,144,501		952,319	952,319
Financial assets at fair value through other comprehensive income		265,801	265,801		347,877	347,877
Derivative financial assets for hedging		149,275	149,275		99,453	99,453

Total	~~W~~	11,265,863		~~W~~	11,129,720

Financial liabilities
Trade and other payables		7,610,092	[1]	~~W~~	7,980,203	[1]
Borrowings		8,894,908	8,765,604		8,437,703	8,578,827
Other financial liabilities
Financial liabilities at amortized cost		265,400	[1]		263,500	[1]
Financial liabilities at fair value through profit or loss		147,651	147,651		216,040	216,040
Derivative financial liabilities for hedging		29,345	29,345		18,126	18,126

Total	~~W~~	16,947,396		~~W~~	16,915,572

[1]	The Group did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from fair value disclosure.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	438,903	~~W~~	—	~~W~~	438,903
Other financial assets
Financial assets at fair value through profit or loss		18,160		505,305		621,036		1,144,501
Financial assets at fair value through other comprehensive income		16,513		6,317		242,971		265,801
Derivative financial assets for hedging		—		110,549		38,726		149,275

Total	~~W~~	34,673	~~W~~	1,061,074	~~W~~	902,733	~~W~~	1,998,480

Liabilities
Other financial liabilities
Borrowings	~~W~~	—	~~W~~	8,765,604	~~W~~	—	~~W~~	8,765,604
Financial liabilities at fair value through profit or loss		—		—		147,651		147,651
Derivative financial liabilities for hedging		—		29,345		—		29,345

Total	~~W~~	—	~~W~~	8,794,949	~~W~~	147,651	~~W~~	8,942,600

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	491,713	~~W~~	—	~~W~~	491,713
Other financial assets
Financial assets at fair value through profit or loss		24,285		350,949		577,085		952,319
Financial assets at fair value through other comprehensive income		17,328		7,176		323,373		347,877
Derivative financial assets for hedging		—		67,888		31,565		99,453

Total	~~W~~	41,613	~~W~~	917,726	~~W~~	932,023	~~W~~	1,891,362

Liabilities
Borrowings	~~W~~	—	~~W~~	8,578,827	~~W~~	—	~~W~~	8,578,827
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		708		215,332		216,040
Derivative financial liabilities for hedging		—		18,126		—		18,126

Total	~~W~~	—	~~W~~	8,597,661	~~W~~	215,332	~~W~~	8,812,993

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements are as follows:

(In millions of Korean won)	March 31, 2022
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	577,085	~~W~~	323,373	~~W~~	31,565	~~W~~	215,332
Purchases		117,583		6,722		—		—
Reclassifications		(2,470)		—		—		(54,922)
Disposals		(70,513)		(88,442)		—		—
Amount recognized in profit or loss		(649)		17		10,123		(12,759)
Amount recognized in other comprehensive income		—		1,301		(2,962)		—

Ending balance	~~W~~	621,036	~~W~~	242,971	~~W~~	38,726	~~W~~	147,651

(In millions of Korean won)	March 31, 2021
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	432,509	~~W~~	50,789	~~W~~	(4,194)	~~W~~	2,637
Purchases		57,835		32,580		—		—
Reclassifications		(8,925)		—		—		—
Disposals		(68,967)		—		—		—
Amount recognized in profit or loss		1,582		15		17,844		—
Amount recognized in other comprehensive income		—		(908)		(816)		—

Ending balance	~~W~~	414,034	~~W~~	82,476	~~W~~	12,834	~~W~~	2,637

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in recurring and non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	438,903	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		1,126,341	2,3	DCF Model, Adjusted Net Asset Model
Financial assets at fair value through other comprehensive income		249,288	2,3	DCF Model Market Approach Model
Derivative financial assets for hedging		149,275	2,3	DCF Model, Hull-White Model
Liabilities
Borrowings	~~W~~	8,765,604	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		147,651	3	DCF Model, Binomial Option Pricing Model
Derivative financial liabilities for hedging		29,345	2	DCF Model

(in millions of Korean won)	December 31, 2021
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	491,713	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		928,034	2,3	DCF Model, Adjusted Net Asset Model
Financial assets at fair value through other comprehensive income		330,549	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging		99,453	2,3	Hull-White Model, DCF Model
Liabilities
Borrowings	~~W~~	8,578,827	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		216,040	2,3	DCF Model, Binomial Option Pricing Model
Derivative financial liabilities for hedging		18,126	2	DCF Model

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO), and discuss valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation methods become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

In relation to this, details and changes of total deferred differences for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
	Derivatives used for hedging		Derivatives used for hedging
Beginning balance	~~W~~	831	~~W~~	2,257
New transactions		—		—
Recognized at fair value through profit or loss		(356)		(356)

Ending balance	~~W~~	475	~~W~~	1,901

31.	Events After the Reporting Period

After the current reporting period, the Controlling Company transferred its Cloud/IDC business to KT Cloud Co., Ltd., a newly established company owned by the Controlling Company, through an investment in kind on April 1, 2022. The Group aims to enhance the value of the Cloud/IDC business and foster KT Cloud Co., Ltd. as a specialized company.

KT Corporation

Separate Interim Financial Statements

March 31, 2022 and 2021

KT Corporation

Index

March 31, 2022 and 2021

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at March 31, 2022, and the related consolidated interim statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2022 and 2021, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2021, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 10, 2022. The consolidated statement of financial position as at December 31, 2021, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2021.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

May 16, 2022

Seoul, Korea

This report is effective as of May 16, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Separate Interim Statements of Financial Position

March 31, 2022 and December 31, 2021

(in millions of Korean won)	Notes	March 31, 2022		December 31, 2021
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	4,28	~~W~~	1,496,017	~~W~~	1,708,714
Trade and other receivables, net	4,5,28		3,326,031		3,092,397
Other financial assets	4,6,28		186,723		104,062
Inventories, net	7		333,596		289,345
Other current assets	8		2,101,316		1,972,529

Total current assets			7,443,683		7,167,047

Non-current assets
Trade and other receivables, net	4,5,28		608,608		750,820
Other financial assets	4,6,28		640,775		591,201
Property and equipment, net	9		11,806,557		12,021,117
Right-of-use assets	16		1,035,142		1,078,129
Investment properties, net	9		989,718		997,344
Intangible assets, net	9		2,130,610		2,236,564
Investments in subsidiaries, associates and joint ventures	10		3,964,548		3,816,915
Other non-current assets	8		685,934		703,232

Total non-current assets			21,861,892		22,195,322

Total assets		~~W~~	29,305,575	~~W~~	29,362,369

3

KT Corporation

Separate Interim Statements of Financial Position

March 31, 2022 and December 31, 2021

(in millions of Korean won)	Notes	March 31, 2022		December 31, 2021
	(Unaudited)
Liabilities

Current liabilities
Trade and other payables	4,11,28	~~W~~	4,372,353	~~W~~	4,523,621
Borrowings	4,12,28		1,267,678		1,338,207
Other financial liabilities	4,6,28		28,573		17,807
Current income tax liabilities			210,900		104,481
Provisions	13		145,268		155,660
Deferred income			40,774		48,977
Other current liabilities	8		844,548		779,967

Total current liabilities			6,910,094		6,968,720

Non-current liabilities
Trade and other payables	4,11,28		983,247		1,259,709
Borrowings	4,12,28		6,007,556		5,611,447
Other financial liabilities	4,6,28		5,635		5,572
Net defined benefit liabilities	14		151,012		116,456
Provisions	13		78,303		77,284
Deferred income	19		168,157		187,309
Deferred income tax liabilities			464,974		487,107
Other non-current liabilities	8		740,492		783,871

Total non-current liabilities			8,599,376		8,528,755

Total liabilities			15,509,470		15,497,475

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		11,859,772		11,931,481
Accumulated other comprehensive income			115,703		125,610
Other components of equity	18		(1,184,127)		(1,196,954)

Total equity			13,796,105		13,864,894

Total liabilities and equity		~~W~~	29,305,575	~~W~~	29,362,369

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three-Month Periods Ended March 31, 2022 and 2021

		Three-Month Period Ended March 31
(in millions of Korean won, except per share amounts)	Notes	2022		2021
		(Unaudited)		(Unaudited)
Operating revenue	19	~~W~~	4,608,389	~~W~~	4,574,453
Operating expenses	20		4,178,496		4,208,478

Operating profit			429,893		365,975
Other income	21		135,374		115,653
Other expenses	21		41,369		44,469
Finance income	22		133,341		173,644
Finance costs	22		128,188		158,561

Profit before income tax expense			529,051		452,242
Income tax expense			138,082		117,854

Profit for the period		~~W~~	390,969	~~W~~	334,388

Earnings per share
Basic earnings per share	24	~~W~~	1,658	~~W~~	1,408
Diluted earnings per share	24		1,657		1,408

The above separate interim statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2022 and 2021

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2022		2021
		(Unaudited)		(Unaudited)
Profit for the period		~~W~~	390,969	~~W~~	334,388

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	14		(708)		323
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			(4,582)		162
Items that may be subsequently reclassified to profit or loss
Valuation gain on cash flow hedge	6		26,983		40,198
Other comprehensive income from cash flow hedges reclassified to profit or loss			(32,308)		(50,913)

Other comprehensive income for the period, net of tax			(10,615)		(10,230)

Total comprehensive income for the period		~~W~~	380,354	~~W~~	324,158

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2022 and 2021

(in millions of Korean won)								Accumulated		Other
	Notes	Share capital		Share premium		Retained earnings		other comprehensive income		components of equity		Total equity
Balance as at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,233,714	~~W~~	42,906	~~W~~	(1,077,820)	~~W~~	13,203,557
Comprehensive income
Profit for the period			—		—		334,388		—		—		334,388
Gain on valuation of financial assets at fair value through other comprehensive income			—		—		—		162		—		162
Remeasurements of net defined benefit liabilities	14		—		—		323		—		—		323
Valuation loss on cash flow hedge	6		—		—		—		(10,715)		—		(10,715)

Total comprehensive income for the period			—		—		334,711		(10,553)		—		324,158

Transactions with owners
Dividends paid			—		—		(326,487)		—		—		(326,487)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)
Others			—		—		—		—		1,297		1,297

Subtotal			—		—		(346,985)		—		(168,310)		(515,295)

Balance as at March 31, 2021 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,221,440	~~W~~	32,353	~~W~~	(1,246,130)	~~W~~	13,012,420

Balance as at January 1, 2022		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,931,481	~~W~~	125,610	~~W~~	(1,196,954)	~~W~~	13,864,894
Comprehensive income
Profit for the period			—		—		390,969		—		—		390,969
Loss on valuation of financial assets at fair value through other comprehensive income			—		—		—		(4,582)		—		(4,582)
Remeasurements of net defined benefit liabilities	14		—		—		(708)		—		—		(708)
Valuation loss on cash flow hedge	6		—		—		—		(5,325)		—		(5,325)

Total comprehensive income for the period			—		—		390,261		(9,907)		—		380,354

Transactions with owners
Dividends paid			—		—		(450,393)		—		—		(450,393)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(11,577)		—		11,577		—
Others			—		—		—		—		1,250		1,250

Subtotal			—		—		(461,970)		—		12,827		(449,143)

Balance as at March 31, 2022 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,859,772	~~W~~	115,703	~~W~~	(1,184,127)	~~W~~	13,796,105

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2022 and 2021

		Three-Month Period Ended March 31
(in millions of Korean won)	Notes	2022		2021
		(Unaudited)		(Unaudited)
Cash flows from operating activities
Cash generated from operations	25	~~W~~	1,008,212	~~W~~	1,121,237
Interest paid			(54,457)		(56,523)
Interest received			55,122		57,408
Dividends received			45,549		28,208
Income tax paid			(49,151)		(396)

Net cash inflow from operating activities			1,005,275		1,149,934

Cash flows from investing activities
Collection of loans			11,317		13,753
Disposal of current financial assets at amortized cost			—		189,917
Disposal of financial assets at fair value through profit or loss			—		5,270
Disposal of investments in subsidiaries, associates and joint ventures			188		5,921
Disposal of property and equipment			13,403		8,160
Disposal of intangible assets			5		1,680
Disposal of right-of-use assets			—		231
Loans granted			(9,722)		(7,699)
Acquisition of current financial assets at amortized cost			(75,500)		—
Acquisition of financial assets at fair value through profit or loss			(12,663)		(5,967)
Acquisition of financial assets at fair value through other comprehensive income			(1,980)		(22,680)
Acquisition of investments in subsidiaries, associates and joint ventures			(147,633)		(36,760)
Acquisition of property and equipment			(870,637)		(831,334)
Acquisition of intangible assets			(314,973)		(320,485)
Acquisition of right-of-use assets			(974)		(610)

Net cash outflow from investing activities			(1,409,169)		(1,000,603)

Cash flows from financing activities
Proceeds from borrowings			498,702		398,655
Repayments of borrowings			(220,247)		(240,247)
Acquisition of treasury stock			—		(190,105)
Decrease in lease liabilities			(87,182)		(94,930)

Net cash outflow from financing activities	26		191,273		(126,627)

Effect of exchange rate change on cash and cash equivalents			(76)		452

Net increase (decrease) in cash and cash equivalents			(212,697)		23,156
Cash and cash equivalents
Beginning of the period			1,708,714		1,541,210

End of the period		~~W~~	1,496,017	~~W~~	1,564,366

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued on the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at March 31, 2022, the Korean government does not own any shares in the Company.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The Company’s separate interim financial statements for the three-month period ended March 31, 2022, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at March 31, 2022.

9

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

2.2	Changes in Accounting Policies and Disclosures

(1) New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2022.

•	Amendments to Korean IFRS 1116 Lease – Concession on COVID-19 - Related Rent Concessions Beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendment does not have a significant impact on the financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

10

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

•	Korean IFRS 1101 First Time Adoption of Korean International Financial Reporting Standards – Subsidiaries That Are First-Time Adopters

•	Korean IFRS 1109 Financial Instruments – Fees Related to the 10% Test for Derecognition of Financial Liabilities

•	Korean IFRS 1041 Agriculture – Measuring Fair Value

(2) New standards and interpretations not yet adopted by the Company

The following new accounting standards and interpretations that have been published are not mandatory for March 31, 2022 reporting periods and have not been early adopted by the Company.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is in review for the impact of these amendments on the financial statements.

•	Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Accounting Policies

The amendments to Korean IFRS 1001 define and require entities to disclose their material accounting policies. The IASB amended IFRS Practice Statement 2 Disclosure of Accounting Policies to provide guidance on how to apply the concept of materiality to accounting policy disclosures. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is in review for the impact of these amendments on the financial statements.

•	Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments define accounting estimates and clarify how to distinguish them from changes in accounting policies. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction

11

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

The amendments include an additional condition to the exemption to initial recognition of an asset or liability that a transaction does not give rise to equal taxable and deductible temporary differences at the time of the transaction. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

2.3	Significant Accounting Policies

Significant accounting policies and method of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2021, except for the changes due to the application of amendment and enactments of standards described in Note 2.2 (1) and the one described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

(2) Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

12

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The spread of COVID-19 has been a material impact on domestic and foreign economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Company, and the impact is expected to be continued to the separate annual financial statements in 2022.

Significant accounting estimates and assumptions applied in the preparation of the separate interim financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Company’s business, financial position and financial performance cannot presently determined.

13

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.	Financial Instruments by Category

Financial instruments by category as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,496,017	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,496,017
Trade and other receivables		3,495,736		—		438,903		—		3,934,639
Other financial assets		148,001		312,057		222,184		145,256		827,498

(in millions of Korean won)	March 31, 2022
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	5,355,600	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,355,600
Borrowings		7,275,234		—		—		—		7,275,234
Other financial liabilities		—		5,329		28,879		—		34,208
Lease liabilities		—		—		—		919,968		919,968

(in millions of Korean won)	December 31, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,708,714	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,708,714
Trade and other receivables		3,351,504		—		491,713		—		3,843,217
Other financial assets		72,501		299,410		226,331		97,021		695,263

(in millions of Korean won)	December 31, 2021
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Others		Total
Trade and other payables	~~W~~	5,783,330	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	5,783,330
Borrowings		6,949,654		—		—		—		6,949,654
Other financial liabilities		—		5,329		18,050		—		23,379
Lease liabilities		—		—		—		966,700		966,700

14

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

5.	Trade and Other Receivables

Trade and other receivables as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,176,048	~~W~~	(284,898)	~~W~~	(6,995)	~~W~~	2,884,155
Other receivables		489,814		(43,904)		(4,034)		441,876

Total	~~W~~	3,665,862	~~W~~	(328,802)	~~W~~	(11,029)	~~W~~	3,326,031

Non-current assets
Trade receivables	~~W~~	422,371	~~W~~	(1,930)	~~W~~	(12,786)	~~W~~	407,655
Other receivables		210,938		—		(9,985)		200,953

Total	~~W~~	633,309	~~W~~	(1,930)	~~W~~	(22,771)	~~W~~	608,608

(in millions of Korean won)	December 31, 2021
	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,899,669	~~W~~	(280,059)	~~W~~	(7,615)	~~W~~	2,611,995
Other receivables		528,562		(44,374)		(3,786)		480,402

Total	~~W~~	3,428,231	~~W~~	(324,433)	~~W~~	(11,401)	~~W~~	3,092,397

Non-current assets
Trade receivables	~~W~~	579,253	~~W~~	(2,602)	~~W~~	(16,973)	~~W~~	559,678
Other receivables		201,193		—		(10,051)		191,142

Total	~~W~~	780,446	~~W~~	(2,602)	~~W~~	(27,024)	~~W~~	750,820

15

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Details of other receivables as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Loans	~~W~~	53,639	~~W~~	55,184
Receivables		266,104		338,951
Accrued income		37,378		874
Refundable deposits		328,249		319,357
Others		1,363		1,552
Less: Provision for impairment		(43,904)		(44,374)

Total	~~W~~	642,829	~~W~~	671,544

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at March 31, 2022.

The Company classifies a portion of the trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Other financial assets
Financial assets at amortized cost [1]	~~W~~	148,001	~~W~~	72,501
Financial assets at fair value through profit or loss[1,2]		312,057		299,410
Financial assets at fair value through other comprehensive income		222,184		226,331
Derivatives used for hedging		145,256		97,021
Less: Non-current		(640,775)		(591,201)

Current	~~W~~	186,723	~~W~~	104,062

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	5,329	~~W~~	5,329
Derivatives used for hedging		28,879		18,050
Less: Non-current		(5,635)		(5,572)

Current	~~W~~	28,573	~~W~~	17,807

[1]

As at March 31, 2022, the Company’s financial assets amounting to ~~W~~ 22,501 million (December 31, 2021: ~~W~~ 22,501 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As at March 31, 2022, an investment of ~~W~~ 1,136 million is provided as collateral in return for receiving payment guarantees from the Korea Software Financial Cooperative and others.

16

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Details of financial assets at fair value through profit or loss as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Equity instruments (Listed)	~~W~~	131	~~W~~	147
Debt instruments		310,034		297,371
Derivative liabilities held for trading [1]		1,892		1,892
Less: Non-current		(312,057)		(299,410)

Current	~~W~~	—	~~W~~	—

[1]	Call Option recognized relating to the acquisition of Epsilon Global Communications Pte. Ltd. during the prior period (Note 15).

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at March 31, 2022.

Details of financial assets at fair value through other comprehensive income as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Equity instruments (Listed)	~~W~~	29,382	~~W~~	35,510
Equity instruments (Unlisted)		192,802		190,821
Less: Non-current		(222,184)		(226,331)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt investments, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

Details of valuation of derivatives used for hedging as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022				December 31, 2021
	Assets		Liabilities		Assets		Liabilities
Currency swap [1,2]	~~W~~	145,256	~~W~~	28,879	~~W~~	97,021	~~W~~	18,050
Less: Non-current		(106,530)		(306)		(65,456)		(243)

Current	~~W~~	38,726	~~W~~	28,573	~~W~~	31,565	~~W~~	17,807

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.

[2]

The amounts of derivatives subject to interest rate benchmark reform (phase 2 amendments) is ~~W~~ 49,236 million, and the Company is considering the impact of switching to alternative interest rate indicator.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

17

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

The valuation gains and losses on the derivative contracts for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022						2021
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Currency swap	~~W~~	55,843	~~W~~	11,250	~~W~~	36,513	~~W~~	87,060	~~W~~	12,347	~~W~~	54,366

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 1,249 million for the current period (three-month period ended March 31, 2021: valuation gain of ~~W~~ 6,146 million).

Details of financial liabilities at fair value through profit or loss as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading[1]	~~W~~	5,329	~~W~~	5,329

[1]	Derivative liabilities recognized in connection with the acquisition of Epsilon Global Communications Pte. Ltd. during the prior period (Note 15).

7.	Inventories

Inventories as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022			December 31, 2021
	Acquisition cost	Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~ 423,335	~~W~~(89,739)	~~W~~ 333,596	~~W~~402,637	~~W~~(113,292)	~~W~~289,345

Cost of inventories recognized as expenses for the three-month period ended March 31, 2022, amounts to ~~W~~ 686,080 million (three-month period ended March 31, 2021: ~~W~~ 783,283 million) and reversal of inventory valuation loss amounts to ~~W~~ 23,553 million for the three-month period ended March 31, 2022 (three-month period ended March 31, 2021: reversal of inventory valuation loss ~~W~~ 18,619 million).

18

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

8.	Other Assets and Liabilities

Other assets and liabilities as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Other assets
Advance payments	~~W~~	55,124	~~W~~	64,357
Prepaid expenses		192,025		62,782
Contract costs		1,859,442		1,867,633
Contract assets		680,659		680,989
Less: Non-current		(685,934)		(703,232)

Current	~~W~~	2,101,316	~~W~~	1,972,529

Other liabilities
Advances received [1]	~~W~~	252,749	~~W~~	226,590
Withholdings		64,526		20,946
Unearned revenue		20,708		15,308
Lease liabilities		919,968		966,700
Contract liabilities		327,089		334,294
Less: Non-current		(740,492)		(783,871)

Current	~~W~~	844,548	~~W~~	779,967

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

9.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	12,021,117	~~W~~	11,999,717
Acquisition and capital expenditure		403,442		345,346
Disposal and termination		(20,724)		(20,201)
Depreciation		(584,141)		(585,285)
Others		(13,137)		(13,679)

Ending, net	~~W~~	11,806,557	~~W~~	11,725,898

19

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Changes in investment properties for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	997,344	~~W~~	735,563
Depreciation		(10,182)		(8,947)
Transfer		2,556		(15,037)

Ending, net	~~W~~	989,718	~~W~~	711,579

As at March 31, 2022, the Company (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease payments under this contract is ~~W~~ 118,415 million for one year or less, ~~W~~ 164,161 million more than one year and less than five years, ~~W~~ 319,210 million over five years, and ~~W~~ 601,786 million in total.

Details of investment properties provided as collateral as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	165,296	~~W~~	41,451	Deposits received	~~W~~	36,902

(in millions of Korean won)	December 31, 2021
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	173,493	~~W~~	45,942	Deposits received	~~W~~	38,695

Changes in intangible assets for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning, net	~~W~~	2,236,564	~~W~~	1,583,456
Acquisition and capital expenditure		10,860		14,299
Disposal and termination		(1,665)		(939)
Amortization		(115,138)		(125,252)
Others		(11)		(162)

Ending, net	~~W~~	2,130,610	~~W~~	1,471,402

The carrying amount of goodwill with indefinite useful life not subject to amortization is ~~W~~ 65,057 million as at March 31, 2022 (December 31, 2021: ~~W~~ 65,057 million). The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~ 72,652 million as at March 31, 2022 (December 31, 2021: ~~W~~ 72,652 million).

20

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

10.	Investments in Subsidiaries, Associates and Joint Ventures

Carrying amount in investments in subsidiaries, associates and joint ventures as at March 31, 2022 and December 31, 2021, is as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Subsidiaries	~~W~~	3,587,170	~~W~~	3,576,438
Associates and joint ventures		377,378		240,477

Total	~~W~~	3,964,548	~~W~~	3,816,915

Investments in subsidiaries as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	Location	Percentage of ownership	Carrying amount
			March 31, 2022		December 31, 2021
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.9%		6,427		6,427
KTIS Corporation [1]	Korea	31.4%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Alpha Co., Ltd (KT Hitel Co., Ltd.)	Korea	70.5%		130,924		130,924
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia, Inc. [2]	Korea	44.0%		23,051		23,051
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTGDH Co., Ltd.	Korea	100.0%		7,544		7,544
KT Strategic Investment Fund No.2	Korea	90.9%		2,381		2,381
KT Sports Co., Ltd.	Korea	66.0%		14,520		14,520
KT M Mobile Co., Ltd.	Korea	100.0%		102,237		102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873		3,873
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		2,947		2,947
KT Strategic Investment Fund No.4	Korea	95.0%		19,000		19,000
PlayD Co., Ltd. [3]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next connect PFV	Korea	100.0%		24,250		24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000		19,000
KT Engineering Co., Ltd.	Korea	59.8%		28,000		28,000
KT Studio Genie Co., Ltd.	Korea	100.0%		283,620		283,620
Lolab Co., Ltd.	Korea	80.0%		22,008		22,008

21

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	Location	Percentage of ownership	Carrying amount
			March 31, 2022		December 31, 2021
KT ES Pte. Ltd.	Singapore	57.6%		96,878		96,878
Altimedia Corporation	Korea	100.0%		22,000		22,000
Others				82,306		71,574

			~~W~~	3,587,170	~~W~~	3,576,438

[1]

At the end of the reporting period, although the sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

[2]

At the end of the reporting period, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	At the end of the reporting period, this entity is included in investments in subsidiaries as the Nasmedia Co., Ltd., holds ownership of 46.9% the Company and subsidiary holds ownership of 70.4%.

Investments in associates and joint ventures as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	Location	Percentage of ownership	Carrying amount
			March 31, 2022		December 31, 2021
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-IBKC Future Investment Fund 1	Korea	43.3%		7,150		7,150
Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000		50,000
Megazone Cloud Corporation [1]	Korea	8.0%		130,001		—
Others				74,591		67,691

			~~W~~	377,378	~~W~~	240,477

[1]

At the end of the reporting period, although the Company has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Company has a significant influence in determining the operating and financial policies.

Changes in investments in subsidiaries, associates and joint ventures for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	3,816,915	~~W~~	3,505,017
Acquisition		147,633		41,786
Disposal		—		(10,947)

Ending	~~W~~	3,964,548	~~W~~	3,535,856

22

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

11.	Trade and Other Payables

Details of trade and other payables as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Current liabilities
Trade payables	~~W~~	870,568	~~W~~	883,159
Other payables		3,501,785		3,640,462

Total	~~W~~	4,372,353	~~W~~	4,523,621

Non-current liabilities
Other payables	~~W~~	983,247	~~W~~	1,259,709

Total	~~W~~	983,247	~~W~~	1,259,709

Details of other payables as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Non-trade payables	~~W~~	3,010,218	~~W~~	3,544,153
Accrued expenses		914,209		738,969
Operating deposits		446,458		466,808
Others		114,147		150,241
Less: Non-current		(983,247)		(1,259,709)

Current	~~W~~	3,501,785	~~W~~	3,640,462

23

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

12.	Borrowings

Details of borrowings as at March 31, 2022 and December 31, 2021, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			March 31, 2022			December 31, 2021
Type	Maturity	Annual interest rate	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	121,080	USD 100,000	~~W~~	118,550
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		484,320	USD 400,000		474,200
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000		484,320	USD 400,000		474,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000		121,080	USD 100,000		118,550
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000		293,851	JPY 29,600,000		304,951
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000		3,971	JPY 400,000		4,121
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		484,320	USD 400,000		474,200
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000		423,780	USD 350,000		414,925
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.500%	SGD 284,000		254,217	SGD 284,000		249,108
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		363,240	USD 300,000		355,650
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—		190,000	—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—		110,000	—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—		170,000	—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—		240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	—	—		—	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		130,000

24

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won and foreign currencies in thousands)			March 31, 2022			December 31, 2021
Type	Maturity	Annual interest rate	Foreign currency	Korean won		Foreign currency	Korean won
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-1st Public bond	Jun. 10, 2024	1.387%	—		180,000	—		180,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	2.596%	—		270,000	—		—
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		—
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		—

	Subtotal				7,094,179			6,868,455
Less: Current portion					(1,267,185)			(1,337,714)
Discount on bonds					(21,166)			(21,268)

	Total			~~W~~	5,805,828		~~W~~	5,509,473

[1]

As at March 31, 2022, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

[2]

LIBOR (3M) and SOR (6M) is approximately 0.962% and 1.217% as at March 31, 2022. Debentures have not currently been converted to alternative interest rates indicator, and the Company is considering the impact of switching to alternative interest rates indicator.

25

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Long-term borrowings

(in millions of Korean won)
Financial institution	Type	Maturity	Annual interest rates	March 31, 2022		December 31, 2021
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	July 10, 2026	1.000%	~~W~~	2,221	~~W~~	2,467
CA-CIB	Long-term commercial papers	May 15, 2023	1.260%		100,000		100,000
JPM	Long-term commercial papers	Feb 28, 2025	2.700%		100,000		—

	Subtotal				202,221		102,467
	Less: Current portion				(493)		(493)

	Total			~~W~~	201,728	~~W~~	101,974

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as at March 31, 2022, is as follows:

	Bonds
(in millions of Korean won)	In local currency		In foreign currency		Sub- total		Borrowings		Total
Apr.1, 2022 ~ Mar. 31, 2023	~~W~~	490,000	~~W~~	778,171	~~W~~	1,268,171	~~W~~	493	~~W~~	1,268,664
Apr.1, 2023 ~ Mar. 31, 2024		550,000		375,297		925,297		100,493		1,025,790
Apr.1, 2024 ~ Mar. 31, 2025		1,070,000		427,751		1,497,751		100,493		1,598,244
Apr.1, 2025 ~ Mar. 31, 2026		310,000		484,320		794,320		493		794,813
After Apr.1, 2026		1,640,000		968,640		2,608,640		249		2,608,889

	~~W~~	4,060,000	~~W~~	3,034,179	~~W~~	7,094,179	~~W~~	202,221	~~W~~	7,296,400

26

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

13.	Provisions

Changes in provisions for the three-month periods ended March 31, 2022 and 2021, are as follows:

	2022
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	77,119	~~W~~	99,548	~~W~~	56,277	~~W~~	232,944
Increase (transfer)		—		3,182		74		3,256
Usage		—		(293)		(1,635)		(1,928)
Reversal		—		(234)		(10,467)		(10,701)

Ending balance	~~W~~	77,119	~~W~~	102,203	~~W~~	44,249	~~W~~	223,571

Current	~~W~~	77,119	~~W~~	26,552	~~W~~	41,597	~~W~~	145,268
Non-current		—		75,651		2,652		78,303

	2021
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	74,179	~~W~~	97,039	~~W~~	61,527	~~W~~	232,745
Increase (transfer)		—		3,056		1,343		4,399
Usage		—		(276)		(378)		(654)
Reversal		—		(203)		(5,315)		(5,518)

Ending balance	~~W~~	74,179	~~W~~	99,616	~~W~~	57,177	~~W~~	230,972

Current	~~W~~	74,179	~~W~~	19,119	~~W~~	54,068	~~W~~	147,366
Non-current		—		80,497		3,109		83,606

27

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

14.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at March 31, 2022 and December 31, 2021, are determined as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	1,734,461	~~W~~	1,721,241
Fair value of plan assets		(1,583,449)		(1,604,785)

Liabilities, net	~~W~~	151,012	~~W~~	116,456

Changes in the defined benefit obligations for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	1,721,241	~~W~~	1,809,843
Current service cost		32,456		34,582
Interest expense		10,530		8,335
Benefit paid		(29,766)		(5,747)

Ending	~~W~~	1,734,461	~~W~~	1,847,013

Changes in the fair value of plan assets for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Beginning	~~W~~	1,604,785	~~W~~	1,539,553
Interest income		9,818		7,090
Remeasurements on plan assets		(958)		436
Benefits paid		(30,196)		(6,311)

Ending	~~W~~	1,583,449	~~W~~	1,540,768

Amounts recognized in the separate statement of profit or loss for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Current service cost	~~W~~	32,456	~~W~~	34,582
Net interest cost		712		1,245
Account transfers		(3,679)		(3,400)

Total expenses	~~W~~	29,489	~~W~~	32,427

28

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

15.	Commitments and Contingencies

As at March 31, 2022, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,430,000	—

Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,221

Economic Cooperation Business Insurance	Export-Import Bank of Korea	KRW	3,240	1,732

Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	298,004	7,954

Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	—

Derivatives transaction limit	Korea Development Bank	KRW	100,000	6,893
	Woori Bank and others	USD	462,534	261,240

Total		KRW	1,918,944	18,800
		USD	462,534	261,240

As at March 31, 2022, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Comprehensive credit line		KRW	4,100
	Hana Bank	USD	8,700

Bid guarantee		KRW	92,634
Performance guarantee / warranty guarantee		KRW	447,385
Guarantee for advances received / others	Korea Software Financial Cooperative	KRW	516,339

Guarantee for payment in foreign currency	Kookmin Bank	USD	11,484
	Shinhan Bank	USD	5,000
	Woori Bank	USD	15,000

Guarantee for payment in local currency	Shinhan Bank	KRW	1,398

Performance guarantee		KRW	6,091
Guarantees for licensing		KRW	4,309
Guarantee for deposits		KRW	752
Guarantee for tax payment	Seoul Guarantee Insurance	KRW	131

Refund guarantee for advances received	Korea Development Bank	USD	8,536

Total		KRW	1,073,139
		USD	48,720

29

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at March 31, 2022, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 710 million.

For the three-month period ended March 31, 2022, the Company made agreements with Securitization Specialty Companies (2022: First 5G 61st Securitization Specialty Co., Ltd., 2021: First 5G 55th to 60 th Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreements, the Company will receive asset management fees upon liquidation of the securitization specialty company.

As at March 31, 2022, the Company is a defendant in 185 lawsuits with the total claimed amount of ~~W~~ 120,531 million. As at March 31, 2022, litigation provisions of ~~W~~ 77,119 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

According to financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. Such covenants also contain restriction on provision of additional collateral and disposal of certain assets.

As at March 31, 2022, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at March 31, 2022, the contracted amount of property and equipment and intangible assets acquisition agreement made but not yet recognized amounts to ~~W~~ 875,559 million (December 31, 2021: ~~W~~ 704,698 million).

During the prior period, the Company entered into an agreement with financial investors, who participated in the acquisition of shares in Epsilon Global Communications Pte. Ltd. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, the financial investor of the equity acquisition contract may exercise the Tag-Along Right and Drag-Along Right for the entitled convertible preferred shares (Note 6).

The Company has an additional investment obligation under the agreement to Future Innovation Private Equity Fund No.3 and others. As at March 31, 2022, the cumulative investment amount is ~~W~~ 30,610 million and USD 15.75 million and the remaining amount of ~~W~~ 5,473 million and USD 4.25 million will be invested using the Capital Call method in the future.

30

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

16.	Leases

Set out below is information for leases when the Company is a lessee. Information for when the Company is a lessor is provided in Note 9.

The separate statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Right-of-use assets
Property and buildings	~~W~~	950,054	~~W~~	984,348
Machinery and telecommunication line facilities		47,821		51,301
Others		37,267		42,480

	~~W~~	1,035,142	~~W~~	1,078,129

Investment properties(buildings)	~~W~~	15	~~W~~	24

(in millions of Korean won)	March 31, 2022		December 31, 2021
Lease liabilities [1]
Current	~~W~~	258,785	~~W~~	268,453
Non-current		661,183		698,247

	~~W~~	919,968	~~W~~	966,700

[1]	Included in the line items ‘other current liabilities and non-current liabilities’ in the separate statement of financial position (Note 8).

Right-of-use assets related to leases were increased by ~~W~~ 48,881 million and ~~W~~ 143,595 million, for the three-month periods ended March 31, 2022 and 2021.

The separate statement of profit or loss for the three-month periods ended 31 March 2022 and 2021 shows the following amounts relating to leases:

(in millions of Korean won)	2022		2021
Depreciation of right-of-use assets
Property and buildings	~~W~~	75,956	~~W~~	80,106
Machinery and telecommunication line facilities		8,265		11,535
Others		5,687		5,891

	~~W~~	89,908	~~W~~	97,532

Depreciation of investment properties	~~W~~	9	~~W~~	899
Interest expense relating to lease liabilities		7,160		7,813
Expense relating to short-term leases		631		694
Expense relating to leases of low-value assets that are not short-term leases		1,958		3,149

The total cash outflow for leases for the three-month periods ended March 31, 2022 and 2021 was ~~W~~ 94,381 million and ~~W~~ 98,773 million, respectively.

31

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

17.	Retained Earnings

Details of retained earnings as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,426,161		6,497,870

Total	~~W~~	11,859,772	~~W~~	11,931,481

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments.

18.	Other Components of Equity

The Company’s other components of equity as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Treasury stock	~~W~~	(1,009,798)	~~W~~	(1,009,798)
Loss on disposal of treasury stock		—		(11,577)
Share-based payments		5,318		4,068
Others		(179,647)		(179,647)

Total	~~W~~	(1,184,127)	~~W~~	(1,196,954)

As at March 31, 2022 and December 31, 2021, the details of treasury stock are as follows:

	March 31, 2022		December 31, 2021
Number of shares (in shares)		25,303,662		25,303,662
Amount (in millions of Korean won)	~~W~~	1,009,798	~~W~~	1,009,798

Treasury stock is expected to be used as stock compensation for the Company’s directors, employees and other purposes.

32

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the statement of profit or loss for the three-month periods ended March 31, 2022 and 2021:

(in millions of Korean won)	2022		2021
Revenue from contracts with customers	~~W~~	4,559,955	~~W~~	4,532,144
Revenue from other sources		48,434		42,309

Total	~~W~~	4,608,389	~~W~~	4,574,453

Operating revenues for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Services provided	~~W~~	3,961,134	~~W~~	3,824,011
Sale of goods		647,255		750,442

Total	~~W~~	4,608,389	~~W~~	4,574,453

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time.

The contract assets, liabilities and deferred revenue recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Contract assets [1]	~~W~~	788,630	~~W~~	757,804
Contract liabilities [1]		352,521		370,740
Deferred revenue [2]		73,759		74,594

[1]

The Company recognized contract assets of ~~W~~ 107,971 million and contract liabilities of ~~W~~ 25,432 million for long-term construction contracts as at March 31, 2022 (2021: contract assets of ~~W~~ 76,816 million and contract liabilities of ~~W~~ 36,446 million). The Company recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	March 31, 2022		December 31, 2021
Incremental costs of contract establishment	~~W~~	1,716,699	~~W~~	1,727,153
Costs of contract performance		142,743		140,480

The Company recognized ~~W~~ 477,646 million of operating expenses for the three-month period ended March 31, 2022 (2021: ~~W~~ 501,119 million) which relate to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

33

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

For the three-month periods ended March 31, 2022 and 2021, the recognized revenue arising from carried-forward contract liabilities and deferred revenue from prior year are as follows:

(in millions of Korean won)	2022		2021
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	75,886	~~W~~	83,489
Deferred revenue of joining/installment fees		10,817		11,197

Total	~~W~~	86,703	~~W~~	94,686

20.	Operating Expenses

Operating expenses for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Salaries and wages	~~W~~	549,324	~~W~~	568,986
Depreciation		582,662		585,280
Depreciation of right-of-use assets		89,908		97,532
Amortization of intangible assets		114,684		124,862
Commissions		421,623		384,664
Interconnection charges		121,851		124,339
International interconnection fees		48,944		51,311
Purchase of inventories		706,778		761,145
Changes of inventories		(44,251)		3,519
Sales commissions		613,220		631,010
Service costs		201,534		174,745
Purchase of contents		164,394		143,731
Utilities		83,458		81,101
Taxes and dues		56,554		56,544
Rent		24,617		25,324
Insurance premiums		13,566		13,294
Installation fees		115,353		112,642
Advertising expenses		37,617		24,338
Research and development expenses		40,119		39,501
Bad debt expenses		14,200		14,637
Others		222,341		189,973

Total	~~W~~	4,178,496	~~W~~	4,208,478

34

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Details of employee benefits for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Short-term employee benefits	~~W~~	500,599	~~W~~	520,757
Post-employment benefits (defined benefits)		29,489		32,427
Post-employment benefits (defined contributions)		12,110		11,155
Share-based payments		4,117		1,297
Others		3,009		3,350

Total	~~W~~	549,324	~~W~~	568,986

21.	Other Income and Other Expenses

Other income for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Gain on disposal of property and equipment	~~W~~	9,632	~~W~~	7,215
Gain on disposal of right-of-use assets		1,801		388
Gain on disposal of intangible assets		—		808
Compensation on property and equipment		29,148		33,398
Gain on disposal of investments in subsidiaries, associates and joint ventures		188		—
Dividends received		81,149		58,568
Gain on government subsidies		5,928		1,727
Others		7,528		13,549

Total	~~W~~	135,374	~~W~~	115,653

Other expenses for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Loss on disposal of property and equipment	~~W~~	16,953	~~W~~	19,256
Loss on disposal of right-of-use assets		475		8,349
Loss on disposal of intangible assets		1,660		67
Donations		4,275		2,857
Loss on government subsidies		5,881		1,509
Others		12,125		12,431

Total	~~W~~	41,369	~~W~~	44,469

35

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

22.	Finance Income and Costs

Details of finance income for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Interest income	~~W~~	59,934	~~W~~	63,454
Gain on foreign currency transactions		2,033		2,195
Gain on foreign currency translation		15,531		16,644
Gain on valuation of derivatives		55,843		87,060
Others		—		4,291

Total	~~W~~	133,341	~~W~~	173,644

Details of finance costs for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Interest expenses	~~W~~	51,354	~~W~~	58,300
Loss on foreign currency transactions		1,126		1,148
Loss on foreign currency translation		58,806		85,324
Loss on valuation of derivatives		11,250		12,347
Loss on disposal of trade receivables		5,637		1,442
Others		15		—

Total	~~W~~	128,188	~~W~~	158,561

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2022 is 26.10%.

36

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

24.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share from operations for the three-month periods ended March 31, 2022 and 2021, are calculated as follows:

	2022		2021
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	390,969	~~W~~	334,388
Weighted average number of ordinary shares outstanding (in number of shares)		235,808,146		237,538,397
Basic earnings per share (in Korean won)	~~W~~	1,658	~~W~~	1,408

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

Diluted earnings per share from operations for the three-month periods ended March 31, 2022 and 2021, are calculated as follows:

	2022		2021
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	390,969	~~W~~	334,388
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	390,969	~~W~~	334,388
Number of dilutive potential ordinary shares outstanding (in number of shares)		91,050		—
Weighted average number of ordinary shares outstanding (in number of shares)		235,899,196		237,538,397
Diluted earnings per share (in Korean won)	~~W~~	1,657	~~W~~	1,408

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares.

37

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

25.	Cash Generated from Operations

Cash flows from operating activities for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
1. Profit for the period	~~W~~	390,969	~~W~~	334,388
2. Adjustments for:
Income tax expense		138,082		117,854
Interest income		(59,934)		(63,454)
Interest expense		51,354		58,300
Dividend income		(81,149)		(58,568)
Depreciation		594,323		594,232
Amortization of intangible assets		115,138		125,252
Depreciation of right-of-use assets		89,908		97,532
Provisions for severance benefits (defined benefits)		33,168		35,827
Allowance for bad debts		18,449		18,453
Gain on disposal of investments in subsidiaries, associates and joint ventures		(188)		—
Loss on disposal of property and equipment		7,321		12,041
Loss (gain) on disposal of intangible assets		1,660		(741)
Loss (gain) on disposal of right-of-use assets		(1,326)		7,961
Loss on foreign currency translation		43,275		68,680
Gain on valuation of derivatives, net		(44,593)		(74,713)
Loss (gain) on valuation of financial assets at fair value through profit or loss		15		(12)
Gain on disposal of financial assets at fair value through profit or loss		—		(4,278)
Others		(18,793)		(24,921)
3. Changes in operating assets and liabilities
Increase in trade receivables		(125,302)		(39,629)
Decrease in finance lease receivables		37		—
Decrease in other receivables		57,340		11,657
Increase in other current assets		(127,033)		(79,195)
Decrease (increase) in other non-current assets		17,298		(6,054)
Decrease (increase) in inventories		(20,764)		21,733
Increase (decrease) in trade payables		(14,456)		57,596
Decrease in other payables		(69,718)		(75,805)
Increase in other current liabilities		74,035		21,682
Decrease in other non-current liabilities		(6,315)		(8,710)
Increase (decrease) in provisions		(11,705)		697
Decrease in deferred revenue		(27,355)		(19,276)
Payment of post-employment benefits (defined benefit)		(152,057)		(73,977)

38

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	2022		2021
Decrease in plan assets		136,528		66,685

4. Cash generated from operations (1+2+3)	~~W~~	1,008,212	~~W~~	1,121,237

Significant transactions not affecting cash flows for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
Reclassification of the current portion of borrowings	~~W~~	150,138	~~W~~	219,995
Reclassification of construction-in-progress to property and equipment		424,899		377,196
Reclassification of other payables from property and equipment		(476,854)		(500,271)
Reclassification of other payables from intangible assets		(304,125)		(306,583)
Reclassification of other payables from defined benefit obligations		(122,291)		(68,230)
Reclassification of other payables from plan assets		106,332		60,374
Increase in dividends payable		450,394		326,487

26.	Cash Generated from Financing Activities

Changes in liabilities arising from financial activities for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange differences		Fair value changes		Others		Ending
Borrowings	~~W~~	6,949,654	~~W~~	278,455	~~W~~	—	~~W~~	45,443	~~W~~	—	~~W~~	1,682	~~W~~	7,275,234
Financial lease liabilities		966,700		(87,182)		51,074		—		—		(10,624)		919,968
Derivative liabilities		18,050		—		—		11,250		(421)		—		28,879
Derivative assets		(97,021)		—		—		(54,950)		6,358		357		(145,256)

Total	~~W~~	7,837,383	~~W~~	191,273	~~W~~	51,074	~~W~~	1,743	~~W~~	5,937	~~W~~	(8,585)	~~W~~	8,078,825

(in millions of Korean won)	2021
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange differences		Fair value changes		Others		Ending
Borrowings	~~W~~	6,945,768	~~W~~	158,408	~~W~~	—	~~W~~	72,100	~~W~~	—	~~W~~	1,293	~~W~~	7,177,569
Financial lease liabilities		1,066,144		(94,930)		99,613		—		—		30,563		1,101,390
Derivative liabilities		120,349		—		—		(35,921)		925		(15,761)		69,592
Derivative assets		(7,684)		—		—		(33,001)		7,484		16,118		(17,083)

Total	~~W~~	8,124,577	~~W~~	63,478	~~W~~	99,613	~~W~~	3,178	~~W~~	8,409	~~W~~	32,213	~~W~~	8,331,468

39

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

27.	Related Party Transactions

The list of related parties of the Company as at March 31, 2022, is as follows:

Relationship	Name of Entity
Subsidiaries	KT Alpha Co., Ltd. (KT Hitel Co., Ltd.), KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M&S Co., Ltd., GENIE Music Corporation, KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd., KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT Strategic Investment Fund No.2, KT America, Inc., KT Japan Co., Ltd., KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card Shanghai Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, KT NEXR Co., Ltd., KT Rwanda Networks Ltd., KT-Michigan Global Contents Fund, AOS Ltd., KT M Mobile Co., Ltd., KT Investment Co., Ltd., PT. BC Card Asia Pacific, Whowho&Company Co., Ltd., KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3, PlayD Co., Ltd., Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLP, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd., KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV, KT Huimangjieum, KT Strategic Investment Fund No.5, K Real T Rental House No.3, Storywiz Co., Ltd., KT Engineering Co., Ltd., KT Studio Genie Co., Ltd., Lolab Co., Ltd., KHS Corporation, HCN Co., Ltd., MEDIA GENIE Co., Ltd., kt seezn Co., Ltd., MILLIE Co., Ltd., KT ES Pte. Ltd., Epsilon Global Communications Pte. Ltd., Epsilon Telecommunications (SP) Pte. Ltd., Epsilon Telecommunications (US) Pte. Ltd., Epsilon Telecommunications Limited, 7D Digital Limited, Epsilon Telecommunications (HK) Limited, Epsilon US Inc., Epsilon Telecommunications (BG) EOOD, Epsilon M E A General Trading L.L.C, KT Philippines, Nasmedia-KT Alpha Future Growth Strategic Investment Fund, KT Strategic Investment Fund 6, Altimedia Corporation, Alticast B.V., Alticast Company Limited, Wirecard (Vietnam) Company Limited, KT RUS LLC, Hangang Real Estate Investment Trust No. 24

Associates	KIF Investment Fund, K-REALTY CR REIT 1, QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., KD Living, Inc., LoginD Co., Ltd., K Bank Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co., Ltd., Alliance Internet Corp., Little big pictures, Virtual Realm Sendirian Berhad, KT Smart Factory Investment Union, Studio Discovery Co., Ltd., KT Youth Startup DNA Investment Association, Hyundai Robotics Co., Ltd., IGIS Professional investors Private Investment Real Estate Investment LLC No 395, Maruee Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., StorySoop Inc., Mastern No.127 Logispoint Daegu Co., Ltd., SMART KOREA KT NEXT VENTURE FUND, KT Early Stage Investment Fund, Pacific Professional Investors Private Investment Real Estate Investment LLC No. 55, Mastern KT Multi-Family Real Estate Private Equity Investment Fund I, Home Choice Corp., K-REALTY RENTAL HOUSING REIT V , K-Realty 11th Real Estate Investment Trust Company, IBK-KT Emerging Digital Industry Investment Fund, SG-IBKC K-Contents Investment Fund No.1, Daemuga Limited Company Specializing in the Cultural Industry, Megazone Cloud Corporation, SuseoyeokwhanseungcenterbokhapDevelopment Co., Ltd.

40

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Relationship	Name of Entity

Others [1]	Goody Studio Co., Ltd.

[1]

Although the entity is evaluated by applying Korean IFRS 1109, the entity is included in the scope of Related Party according to Korean IFRS 1024 as the Company has a significant influence on determining the operating and financial policies

The amount of installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Commerce Inc. and KT M&S Co., Ltd. for the three-month period ended March 31, 2022 is ~~W~~ 138,816 million.

The Company has entered into an additional agreement in relation to providing communication service in wholesale with KT M Mobile Co., Ltd. In connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operating.

Outstanding balances of receivables and payables in relation to transactions with related parties as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)
	March 31, 2022
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,770	~~W~~	—
KT Telecop Co., Ltd.		878		—		280		—		1,214		26,048		11
KTCS Corporation		881		—		8,866		—		—		57,531		10
KTIS Corporation		5,476		—		6,803		—		—		40,362		—
KT Service Bukbu Co., Ltd.		17		—		—		6		—		19,725		—
KT Service Nambu Co., Ltd.		—		—		—		—		21,473		401		—
KT Skylife Co., Ltd.		11,003		—		12,169		776		—		7,283		—
KTDS Co., Ltd.		777		—		6,246		—		—		98,878		—
KT Estate Inc.		95		—		43,779		—		—		7,744		31,758
Skylife TV Co., Ltd.		8		—		—		—		—		1,592		—
BC Card Co., Ltd.[1]		6,501		—		21,942		—		—		988		5
KT Sat Co., Ltd.		1,457		—		—		—		—		1,501		—
KT Alpha Co., Ltd. [2] (KT Hitel Co., Ltd.)		5,610		—		430		—		14,373		12,966		—
KT Commerce Inc.		86		—		—		—		3,345		22,255		—
KT M&S Co., Ltd.		231		5,775		1		—		26		71,153		—
GENIE Music Corporation		18		—		78		—		—		19,486		—
KT M Mobile Co., Ltd.		29,099		—		27		—		—		904		—

41

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)
	March 31, 2022
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Nasmedia, Co., Ltd.		2,987		—		3,295		—		—		772		—
KT MOS Bukbu Co., Ltd.		8		—		—		—		—		7,879		—
KT MOS Nambu Co., Ltd.		—		—		—		—		—		7,208		—
KT Engineering Co., Ltd.		—		—		1,804		—		510		40,567		5
KT Studio Genie Co., Ltd.		—		—		761		—		—		—		—
Others		14,226		11,664		15,631		200		25,444		18,617		29
Associates and joint ventures
K Bank Inc.		658		—		1		—		—		—		—
Others		94		—		—		—		—		1,408		—

Total	~~W~~	80,110	~~W~~	17,439	~~W~~	122,113	~~W~~	982	~~W~~	66,385	~~W~~	475,038	~~W~~	31,818

(in millions of Korean won)
	December 31, 2021
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	2	~~W~~	—	~~W~~	3	~~W~~	—	~~W~~	—	~~W~~	16,062	~~W~~	—
KT Telecop Co., Ltd.		877		—		428		—		1,626		20,352		11
KTCS Corporation		304		—		10,551		—		—		49,530		10
KTIS Corporation		7,546		—		—		—		—		41,658		—
KT Service Bukbu Co., Ltd.		11		—		—		16		—		24,255		—
KT Service Nambu Co., Ltd.		—		—		—		—		1,068		23,228		—
KT Skylife Co., Ltd.		6,872		—		6,633		—		—		8,264		—
KTDS Co., Ltd.		1,051		—		934		—		—		126,552		—
KT Estate Inc.		3,091		—		45,796		—		—		29,343		38,502
Skylife TV Co., Ltd.		8		—		1		—		—		1,680		—
BC Card Co., Ltd.[1]		509		—		3,299		—		—		1,189		5
KT Sat Co., Ltd.		1,958		—		—		—		—		1,244		—
KT Alpha Co., Ltd. [2] (KT Hitel Co., Ltd.)		5,562		—		80		—		12,609		16,713		—
KT Commerce Inc.		17		—		71		—		6,372		50,952		—
KT M&S Co., Ltd.		86		7,088		399		—		—		101,365		—
GENIE Music Corporation		5		—		545		—		—		22,438		—
KT M Mobile Co., Ltd.		23,265		—		29		—		—		636		—

42

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)
	December 31, 2021
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Nasmedia, Inc.		3,743		—		2		—		—		722		—
KT MOS Bukbu Co., Ltd.		8		—		391		—		—		10,548		—
KT MOS Nambu Co., Ltd.		—		—		—		—		—		12,268		—
KT Engineering Co., Ltd.		6		—		1,724		—		3,004		151,593		5
KHS Corporation		—		—		29		—		—		—		—
KT Studio Genie Co., Ltd.		377		—		—		—		—		17,109		—
Others		18,919		10,979		3,175		—		395		34,340		45
Associates and joint ventures
K Bank Inc.		334		—		143		—		—		—		—
Others		51		—		1		—		—		3,482		—

Total	~~W~~	74,602	~~W~~	18,067	~~W~~	74,234	~~W~~	16	~~W~~	25,074	~~W~~	765,523	~~W~~	38,578

[1]	As at March 31, 2022, ~~W~~ 969 million of the unsettled amount (December 31, 2021: ~~W~~ 1,024 million) in credit card transactions with BC Card Co., Ltd. is included in trade payables.
[2]	During the year ended December 31, 2021, KT Alpha Co., Ltd. (KT Hitel Co., Ltd.) merged with KTM House Co., Ltd. as a surviving company.

43

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Significant transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,501	~~W~~	—	~~W~~	13,299	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		2,615		—		37,489		—		—		—		—		—
KTCS Corporation		24,026		1		82,045		—		—		—		—		318
KTIS Corporation		19,750		166		76,160		—		—		—		—		1,020
KT Service Bukbu Co., Ltd.		3,763		—		54,801		—		—		—		—		—
KT Service Nambu Co., Ltd.		3,707		—		62,901		—		—		—		—		—
KT Skylife Co., Ltd.		18,241		—		9,223		—		—		2		—		8,368
KTDS Co., Ltd.		4,124		1		108,203		39		—		—		—		4,920
KT Estate Inc.		6,752		—		25,661		—		9		—		211		—
Skylife TV Co., Ltd.		23		—		2,095		—		—		—		—		—
BC Card Co., Ltd.		7,419		4		7,257		—		—		—		—		17,439
KT Sat Co., Ltd.		3,926		—		2,920		—		—		—		—		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		16,131		—		25,078		—		—		—		—		—
KT Commerce Inc.		225		—		23,631		13,719		—		—		—		—
KT M&S Co., Ltd.		103,303		8		57,166		24		—		—		—		—
GENIE Music Corporation		541		—		13,894		—		—		—		—		—
KT M Mobile Co., Ltd.		43,348		—		7,917		—		—		—		—		—
Nasmedia, Co., Ltd.		223		—		1,250		—		—		—		—		3,293
KT MOS Nambu Co., Ltd.		434		—		16,552		97		—		—		—		—
KT MOS Bukbu Co., Ltd.		625		—		17,297		—		—		—		—		—
KT Engineering Co., Ltd.		123		—		6,141		21,305		—		—		—		—
KHS Corporation		4		—		2,469		—		—		—		—		—
Others		17,441		—		41,508		97		—		1		1		242
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		—		—		—		—		—		45,549
K Bank Inc.		1,019		—		13		—		—		—		—		—
Others		191		—		1,578		826		—		—		—		—

Total	~~W~~	279,455	~~W~~	180	~~W~~	696,548	~~W~~	36,107	~~W~~	9	~~W~~	3	~~W~~	212	~~W~~	81,149

44

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	2021
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Powertel Co., Ltd.	~~W~~	1,933	~~W~~	—	~~W~~	270	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Linkus Co., Ltd.		1,485		—		13,594		—		—		—		—		—
KT Telecop Co., Ltd.		2,891		—		34,791		—		—		—		—		—
KTCS Corporation		24,777		54		79,400		—		—		3		—		254
KTIS Corporation		15,155		—		71,661		—		—		16		—		816
KT Service Bukbu Co., Ltd.		4,401		2		48,201		—		—		1		—		—
KT Service Nambu Co., Ltd.		3,058		5		58,022		—		—		—		—		—
KT Skylife Co., Ltd.		10,475		7		7,462		—		—		1		—		8,368
KTDS Co., Ltd.		3,580		—		85,908		59		—		—		—		3,000
KT Estate Inc.		3,006		—		9,702		—		38		—		245		—
Skylife TV Co., Ltd.		829		—		1,930		—		—		23		—		—
BC Card Co., Ltd.		4,359		3		7,653		—		—		1		—		14,686
KT Sat Co., Ltd.		5,174		—		2,664		—		—		—		—		—
KT Alpha Co., Ltd. (KT Hitel Co., Ltd.)		7,197		—		17,414		—		—		—		—		—
KT Commerce Inc.		226		—		16,120		9,793		—		—		—		—
KT M Hows Co., Ltd.		347		—		137		—		—		—		—		—
KT M&S Co., Ltd.		116,447		5		43,698		—		—		—		—		—
GENIE Music Corporation		443		—		15,406		—		—		—		—		—
KT M Mobile Co., Ltd.		27,724		—		2,508		—		—		—		—		—
Nasmedia, Co., Ltd.		148		—		1,529		—		—		—		—		2,994
KT MOS Nambu Co., Ltd.		459		—		15,441		108		—		—		—		—
KT MOS Bukbu Co., Ltd.		623		—		16,433		—		—		—		—		—
KT Engineering Co., Ltd.		141		—		17,713		16,904		—		—		—		—
Others		5,054		—		11,403		—		—		1		—		242
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		—		—		—		—		82		28,208
K Bank Inc.		975		—		—		—		—		—		—		—
Others		370		38		1,378		—		—		—		—		—
Others
KHS Corporation		6		—		1,493		—		—		—		—		—

Total	~~W~~	241,283	~~W~~	114	~~W~~	581,931	~~W~~	26,864	~~W~~	38	~~W~~	46	~~W~~	327	~~W~~	58,568

[1]	Amounts include acquisition of property, equipment and others.

45

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

Key management compensation for the three-month periods ended March 31, 2022 and 2021, consists of:

(in millions of Korean won)	2022		2021
Salaries and other short-term benefits	~~W~~	555	~~W~~	527
Post-employment benefits		105		105
Stock-based compensation		165		144

Total	~~W~~	825	~~W~~	776

Fund transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT Strategic Investment Fund 6	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	9,200
KT M&S Co., Ltd.		14,700		16,013		—		—		—
KT Estate Inc.		—		—		9		7,457		—
Others		685		—		—		16		1,532
Associates and joint ventures
Megazone Cloud Corporation		—		—		—		—		130,001
IBK-KT Emerging Digital Industry Investment Fund		—		—		—		—		4,500
Others		—		—		—		—		2,400

Total	~~W~~	15,385	~~W~~	16,013	~~W~~	9	~~W~~	7,473	~~W~~	147,633

46

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	2021
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT Strategic Investment Fund No.5	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,460
KTIS Corporation		—		—		—		5		—
KT Estate Inc.		—		—		38		6,849		—
KT Engineering Co., Ltd.		—		—		—		2		—
KT Studio Genie Co., Ltd.		—		—		—		—		25,000
KT M&S Co., Ltd.		4,800		4,013		—		—		—
Others		—		—		—		6		4,468
Associates and joint ventures
KT-Smart Factory Investment Fund		—		—		—		—		1,000
K-REALTY CR REIT 1		—		—		—		4,788		—
KT Young Entrepreneurs DNA Investment Fund		—		—		—		—		3,300
KT-IBKC Future Investment Fund 1		—		—		—		—		(3,900)

Total	~~W~~	4,800	~~W~~	4,013	~~W~~	38	~~W~~	11,650	~~W~~	36,328

[1]	Borrowing transactions include lease transactions.

At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~ 4,756 million (December 31, 2021: ~~W~~ 4,752 million) with BC Card Co., Ltd.

The Company has an obligation to invest in KT Strategic Investment Association No. 6, a related party, and others according to the agreement. As at March 31, 2022 the Company is planning to invest an additional ~~W~~ 16,800 million.

47

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

28. Fair Value

During the period ended March 31, 2022, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of the financial assets and financial liabilities by category as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022			December 31, 2021
	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,496,017	[1]	~~W~~	1,708,714	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		3,494,373	[1]		3,350,104	[1]
Financial assets at fair value through other comprehensive income		438,903	438,903		491,713	491,713
Other financial assets
Financial assets measured at amortized cost		148,001	[1]		72,501	[1]
Financial assets at fair value through profit or loss		312,057	312,057		299,410	299,410
Financial assets at fair value through other comprehensive income		222,184	222,184		226,331	226,331
Derivative financial assets for hedging		145,256	145,256		97,021	97,021

Total	~~W~~	6,256,791		~~W~~	6,245,794

Financial liabilities
Trade and other payables	~~W~~	5,355,600	[1]	~~W~~	5,783,330	[1]
Borrowings		7,275,234	7,169,823		6,949,654	7,081,027
Other financial liabilities
Financial assets at fair value through profit or loss		5,329	5,329		5,329	5,329
Derivative financial liabilities for hedging		28,879	28,879		18,050	18,050

Total	~~W~~	12,665,042		~~W~~	12,756,363

[1]	The Company did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	With the application of Korean IFRS 1107, lease receivables is excluded from fair value disclosure.

48

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	438,903	~~W~~	—	~~W~~	438,903
Other financial assets
Financial assets at fair value through profit or loss		131		—		311,926		312,057
Financial assets at fair value through other comprehensive income		29,382		—		192,802		222,184
Derivative financial assets for hedging		—		106,530		38,726		145,256

Total	~~W~~	29,513	~~W~~	545,433	~~W~~	543,454	~~W~~	1,118,400

Liabilities
Borrowings	~~W~~	—	~~W~~	7,169,823		—	~~W~~	7,169,823
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		5,329		5,329
Derivative financial liabilities for hedging		—		28,879		—		28,879

Total	~~W~~	—	~~W~~	7,198,702	~~W~~	5,329	~~W~~	7,204,031

49

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	491,713	~~W~~	—	~~W~~	491,713
Other financial assets
Financial assets at fair value through profit or loss		147		—		299,263		299,410
Financial assets at fair value through other comprehensive income		35,510		—		190,821		226,331
Derivative financial assets for hedging purpose		—		65,456		31,565		97,021

Total	~~W~~	35,657	~~W~~	557,169	~~W~~	521,649	~~W~~	1,114,475

Liabilities
Borrowings	~~W~~	—	~~W~~	7,081,027	~~W~~	—	~~W~~	7,081,027
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		5,329		5,329
Derivative financial liabilities for hedging purpose		—		18,050		—		18,050

Total	~~W~~	—	~~W~~	7,099,077	~~W~~	5,329	~~W~~	7,104,406

50

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements for the three-month periods ended March 31, 2022 and 2021 are as follows:

(in millions of Korean won)	March 31, 2022
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Financial assets (liabilities) at fair value through profit or loss
Beginning balance	~~W~~	299,263	~~W~~	190,821	~~W~~	31,565	~~W~~	5,329
Amount recognized in profit or loss		—		—		10,123		—
Amount recognized in other comprehensive income		—		—		(2,962)		—
Acquisition		12,663		1,981		—		—

Ending balance	~~W~~	311,926	~~W~~	192,802	~~W~~	38,726	~~W~~	5,329

(in millions of Korean won)	March 31, 2021
	Financial assets
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging
Beginning balance	~~W~~	155,695	~~W~~	21,035	~~W~~	(4,194)
Amount recognized in profit or loss		—		—		17,844
Amount recognized in other comprehensive income		—		—		(816)
Acquisition amount		5,967		22,680		—
Disposal		(992)		—		—

Ending balance	~~W~~	160,670	~~W~~	43,715	~~W~~	12,834

51

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in recurring and non-recurring fair value measurements and disclosed fair value categorized within Level 2 and Level 3 of the fair value hierarchy as at March 31, 2022 and December 31, 2021, are as follows:

(in millions of Korean won)	March 31, 2022
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	438,903	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		311,926	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model
Financial assets at fair value through other comprehensive income		192,802	3	Market Approach Model
		106,530	2	DCF Model
Derivative financial assets for hedging		38,726	3	Hull-White Model, DCF Model
Liabilities
Borrowings	~~W~~	7,169,823	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		5,329	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		28,879	2	DCF Model

52

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(in millions of Korean won)	December 31, 2021
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	491,713	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		299,263	3	DCF Model, Adjusted Net Asset Model, Binomial Option Pricing Model
Financial assets at fair value through other comprehensive income		190,821	3	Market Approach Model
		65,456	2	DCF Model
Derivative financial assets for hedging purpose		31,565	3	Hull-White Model, DCF Model
Liabilities
Borrowings		7,081,027	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		5,329	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging purpose		18,050	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO), and discuss valuation processes and results with the CFO in line with the Company’s closing dates.

53

KT Corporation

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation method become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

In relation to this, details and changes of the total deferred difference for the three-month periods ended March 31, 2022 and 2021, are as follows:

(in millions of Korean won)	2022		2021
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	831	~~W~~	2,257
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(356)		(356)

IV. Ending balance (I+II+III)	~~W~~	475	~~W~~	1,901

29.	Events After the Reporting Period

After the current reporting period, the Company transferred its Cloud/IDC business to KT Cloud Co., Ltd., a newly established entity owned by the Company, through an investment in kind on April 1, 2022. The Company aims to enhance the value of the Cloud/IDC business and foster KT Cloud Co., Ltd. as a specialized company.

54